Exhibit 2.1

Execution Version

PURCHASE AGREEMENT

by and between

WARREN PAYNE,

G. PRICE COOPER,

B. WADE WEST,

CRAIG PHILLIPY,

and

SMARTBANK

Dated as of May 2, 2021

- ii -

4.16	Brokers	28
4.17	Insurance	28
4.18	Intellectual Property	29
4.19	Transactions with Affiliates	30
4.20	Leases	30
4.21	Unlawful Payments	31
4.22	Data Protection; Sensitive Data.	31
ARTICLE V Representations and Warranties of Buyer		32
5.01	Due Formation	32
5.02	Authority	33
5.03	No Violations	33
5.04	Brokers	33
5.05	Litigation	33
5.06	Financial Ability	33
ARTICLE VI Pre-Closing Covenants		34
6.01	Consents; Government Filings	34
6.02	Conduct Pending Closing	35
6.03	Commercially Reasonable Efforts	37
6.04	Exclusive Dealing	37
6.05	Notice of Certain Events	37
ARTICLE VII Conditions to Closing Applicable to Buyer		38
7.01	Bring-Down of Seller Warranties and Covenants	38
7.02	No Order	38
7.03	Minimum Members’ Capital	38
7.04	Closing Deliverables	38
ARTICLE VIII Conditions to Closing Applicable to Sellers		38
8.01	Bring-Down of Buyer Warranties and Covenants	38
8.02	No Order	39
8.03	Closing Deliverables	39
ARTICLE IX Termination		39
9.01	Termination	39
9.02	Effect of Termination	39

- iii -

ARTICLE X Certain Other Understandings		39
10.01	Employee Matters	39
10.02	Tax Matters	40
10.03	Post-Closing Access to Records and Records Retention	44
10.04	Confidentiality	44
ARTICLE XI Indemnification		45
11.01	Indemnification Obligations of the Sellers	45
11.02	Indemnification Obligations of Buyer	46
11.03	Indemnification Procedure	46
11.04	Survival	48
11.05	Liability Limits	48
11.06	Offset	49
11.07	Tax Treatment of Indemnification	49
ARTICLE XII Miscellaneous		49
12.01	Cost and Expenses	49
12.02	Entire Agreement; Amendment	49
12.03	Counterparts	50
12.04	Assignment, Successors and Assigns	50
12.05	Savings Clause	50
12.06	Headings	50
12.07	Governing Law	50
12.08	Press Releases	50
12.09	U.S. Dollars	50
12.10	Notices	51
12.11	No Third Party Beneficiaries	52
12.12	Jurisdiction and Consent to Service	52
12.13	Equitable Remedies	52
12.14	WAIVER OF A JURY TRIAL	52
12.15	No Presumption Against Drafter	52
12.16	Disclosure Schedules	52
12.17	Sellers’ Representative	53

- iv -

INDEX OF DEFINED TERMS

Term	Page

Acceleration Amount	13
Adjusted G&A Expense	9
Agreement	1
Allocation Schedule	43
Buyer	1
Buyer Indemnified Parties	45
Buyer Losses	45
Closing	14
Closing Date	14
Closing Date Cash Amount	9
Closing Payment	9
Company	1
Company Employees	40
Company Licensed Software	29
Company Proprietary Software	29
Cooper	1
Current Balance Sheet Date	3
Disputed Earnout Items	12
Earnout Period	10
Earnout Revenue	11
Employee Plans	24
Employment Matters	23
End Date	39
Environmental Permits	28
Final Earnout Statement	12
Indemnified Party	47
Indemnifying Party	47
Interim Financial Statements	4
Lease Agreement	21
Material Contracts	19
Maximum Earnout Amount	11
Membership Interests	1
Non-Interest Income	11
Pass-Through Tax Return	41
Payne	1
Permits	28
Phillipy	1
Post-Closing Plans	40
Potential Transaction	37
Pre-Closing Tax Period	42
Preliminary Earnout Statement	12
Proceeding	22
Purchase Price	9
Seller Indemnified Parties	46
Seller Losses	46
Sellers	1
Sellers’ Representative	54
Straddle Period	42
Third-Party Processor	3
WARN Act	23
West	1

- v -

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) is made and entered into this 2nd day of May, 2021 (the “Effective Date”) by and among Warren Payne, an individual resident of the state of Tennessee (“Payne”) (both in his individual capacity and in his capacity as the Sellers’ Representatives), G. Price Cooper, an individual resident of the state of Tennessee (“Cooper”), B. Wade West, an individual resident of the state of Tennessee (“West”), Craig Phillipy, an individual resident of the state of Tennessee (“Phillipy” and, together with Payne, Cooper and West, “Sellers”), and SmartBank, a Tennessee state-chartered bank (“Buyer”).

Recitals:

A.           Sellers collectively owns 100% of the membership interests (the “Membership Interests”) of Fountain Leasing, LLC, a Tennessee limited liability company (the “Company”).

B.            Concurrently with the execution of this Agreement, each of the Sellers are entering into Restrictive Covenant Agreements and Employment Agreements with the Buyer and the Company.

C.            Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, all of the Membership Interests on the terms and subject to the conditions hereinafter set forth.

Now, therefore, in consideration of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I
Definitions

1.01         Definitions. In addition to the terms defined in this Agreement, whenever used herein, the following capitalized terms shall have the meanings set forth below:

“Affiliate” shall mean a Person that, directly or indirectly, is controlled by, controls or is under common control with, another Person. As used in the preceding sentence, “control” shall mean (a) the ownership of more than 50% of the voting securities or other voting interest of any Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Knoxville, Tennessee are authorized or required by applicable Law to be closed.

“Buyer Fundamental Representations” means the representations and warranties contained in Section 5.01 (Due Formation); Section 5.02 (Authority) and Section 5.04 (Brokers).

“Buyer Material Adverse Effect” means any event, circumstance, change, or effect that materially impairs or delays the ability of Buyer to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby.

“CARES Act” means The Coronavirus Aid, Relief and Economic Security Act, Pub. L. 116-136 (03/27/2020).

“Cash” shall mean the amount of cash and cash equivalents (as defined by GAAP) of the Companies. For the avoidance of doubt, Cash shall (a) be calculated net of the amount of any outstanding checks, and (b) include checks and drafts deposited for the account of the Company.

“Change in Control of Buyer” means a transaction or series of related transactions resulting in either (a) both (i) the shareholders of SmartFinancial, Inc. as of the time immediately prior to the transaction beneficially owning less than 51% of the outstanding equity interests Buyer (or, in the case of a merger involving Buyer, the entity surviving the merger) immediately after the transaction and (ii) the executive officers of SmartFinancial, Inc. and Buyer immediately prior to such transaction are no longer actively involved in the executive management team of the surviving companies, or (b) the shareholders of SmartFinancial, Inc. as of the time immediately prior to the transaction beneficially owning less than 40% of the outstanding equity interests Buyer (or, in the case of a merger involving Buyer, the entity surviving the merger) immediately after the transaction.

“Change in Control of Company” means: (a) a transaction or series of related transactions resulting in the Buyer owning less than 51% of the outstanding equity interests in the Company (or, in the case of a merger involving Company, the entity surviving the merger) immediately after the transaction, and (b) Seller’s Representative ceasing to be the Chief Executive Officer of the Company with control over management of the Company and its day-to-day operations.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means the Intellectual Property Rights owned, or purported to be owned, by the Companies, including all Company Registered Intellectual Property.

“Company Registered Intellectual Property” means all Company Intellectual Property that are the subject of applications, certificates, filings, registrations, or other documents issued by, filed with, or recorded by, any Governmental Authority in any jurisdiction, including all applications, reissues, divisions, reexaminations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with patent rights or trademark rights.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement by and between Buyer and the Company, dated February 20, 2020.

“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral) that is legally binding.

“COVID-19 Quarantine Period” means with respect to each regular work location of the Company the period during which the state or local Governmental Authority restricted nonessential work at such location.

“Data Compromise Event” shall mean any actual or reasonably suspected unauthorized access, acquisition, use or disclosure, or theft of Personal Information from (i) the Company, or (ii) a third party vendor of the Company that Processes Sensitive Data for or on behalf of the Company (a “Third-Party Processor”) that occurs while such Sensitive Data is in the possession or control of the Company or Third-Party Processor, in each case to the extent that any amount of Personal Information of the Company or the Company’s customers is actually, or reasonably suspected to be, affected.

“Data Laws” means laws, regulations, guidelines, and rules in any jurisdiction (federal, state, local, and non-U.S.) applicable to data privacy, data security, and/or personal information, including the California Consumer Privacy Act (CCPA), General Data Protection Regulation (GDPR), and Federal Trade Commission’s Fair Information Principles, as well as industry standards applicable to the Company.

“Disclosure Schedule” shall mean the letter dated even date herewith delivered to Buyer from the Sellers simultaneously with the execution and delivery of this Agreement.

“Employment Agreements” means each of those employment agreements dated as of the date hereof between the Company and a Key Employee or Seller, as applicable, in each case in the forms provided by the Buyer to the Company and the Sellers.

“Environmental Laws” shall mean any and all federal, state or local Laws relating to pollution or protection of human health or the environment, or the protection of human health from Hazardous Substances, including: (i) the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §§9601 et seq.); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act (42 U.S.C. §§6901 et seq.); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§ 7401 et seq.); (v) the Federal Water Pollution Control Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Material Control Act (15 U.S.C. §§2601 et seq.); (vii) the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.); and (viii) any state, county, municipal or local Laws similar or analogous to the federal statutes listed in parts (i) - (vii) of this subparagraph.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other entity, trade or business, whether or not incorporated, that, together with the Company, would be treated at any relevant time as a single employer within the meaning of Code Section 414 or ERISA Section 4001(b).

“Estimated Transaction Expenses” means the Company’s good faith estimate of the Transaction Expenses, as certified by the Company and delivered to Buyer on or prior to the Closing Date.

“Financial Statements” shall mean (a) the audited balance sheets of the Company as of December 31, 2020, December 31, 2019, and December 31, 2018 and the related audited statements of income, statements of members’ equity and statements of cash flows of the Company for the years then ended, and (b) the unaudited, projected / forecast balance sheets of the Company as of April 29, 2021 (such date, the “Current Balance Sheet Date”) and the related unaudited, projected / forecast profit and loss statements for the four (4)-month period ended April 29, 2021 (the “Interim Financial Statements”).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean the government of the United States or any other nation, or any state or other political subdivision of any of the foregoing and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hazardous Substances” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, asbestos, and polychlorinated biphenyls (PCBs).

“Indebtedness” shall mean all of the following liabilities or obligations, without duplication: (a) in respect of borrowed money or represented by notes, bonds, debentures or other similar instruments; (b) for deferred purchase price of property or services (including all obligations under any acquisition agreements pursuant to which the Company is, or may be, responsible for any earn-out, note payable or other contingent payments); (c) in respect of letters of credit, fidelity bonds, surety bonds, performance bonds and bankers’ acceptances (including contingent reimbursement obligations or any other commitments assuring a creditor against loss), but only to the extent drawn or called; (d) in respect of prepaid revenue; (e) under hedging, interest rate swap, derivative or similar agreements; (f) under finance leases (as determined under GAAP); (g) all obligations of the type referred to in clauses (a) through (f) of any other Person for the payment of which the Company is or may become responsible or liable pursuant to a guarantee or any other comparable arrangement; (h) any deferred payroll Taxes pursuant to Section 2302 of the CARES Act; and (i) any accrued interest on the obligations or liabilities described in clauses (a) through (h) and any prepayment premiums or penalties or similar expenses related to any of the foregoing that would be payable if such obligations or liabilities were paid in full.

“Independent Auditors” shall mean an independent auditing firm of national or regional reputation mutually agreed upon by Buyer and the Sellers’ Representative. The Buyer and Seller’s Representative hereby mutually agree that any one of Pugh & Company, P.C. (Knoxville, Tennessee), LBMC, PC (Knoxville, Tennessee) and PYA, P.C. (Knoxville, Tennessee) may serve as the Independent Auditors.

“Intellectual Property Rights” shall mean any or all of the following and all rights arising out of or associated therewith: (a) trade names, trademarks, trademark registrations, domain names, trademark applications, service marks, service mark registrations, service mark applications and the goodwill of any business symbolized thereby; (b) copyrights, copyrightable works, copyright registrations, copyright applications; (c) patent rights (including issued patents, applications, divisions, continuations and continuations-in-part, reissues, patents of addition, utility models and inventors’ certificates); licenses and sublicenses with respect to any of the foregoing; and (d) trade secrets, know-how, technical information, computer software (including source code and object code) and related documentation, databases and data collections, proprietary manufacturing information and inventions, drawings and designs.

“IRS” shall mean the Internal Revenue Service.

“Key Employees” shall mean Sherra Plemons and John Loope.

“Knowledge of the Seller(s),” “Seller(‘)s’ Knowledge” or similar language shall mean (i) the actual knowledge of the Sellers, and (ii) all facts that the Sellers should have known with respect to the matters at hand if such Persons exercised the same level of diligence that a reasonably prudent person would have exercised in the same position.

“Law” shall mean any law (including common law), statute, regulation, ordinance, rule, Order, judgment, or governmental requirement enacted, promulgated or imposed or entered into with any Governmental Authority.

“Leased Real Property” shall mean the real property that is not owned in fee simple by the Company that the Company either occupy or use or have the right to occupy or use, together with all buildings, structures and other improvements, fixtures and easements, rights of way, water lines, uses, licenses, hereditaments, tenements, privileges and other appurtenances located thereon.

“Lien” shall mean any mortgage, lien, charge, adverse claim, restriction, pledge, security interest, option, lease or sublease, license or sublicense, or encumbrance of any nature whatsoever.

“Material Adverse Effect” shall mean any result, occurrence, fact, event, circumstance, change, or effect that, individually or in the aggregate with any other results, occurrences, facts, events, circumstances, changes or effects, has or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of the Company, taken as a whole, or (b) the ability of the Sellers to timely perform their obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that none of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would occur, (i) changes in general economic, political, financial market or business conditions, (ii) general changes or developments in the industry in which the Company operates, (iii) changes in any applicable Laws, GAAP or enforcement or interpretations thereof, (iv) the Company’s failure to meet internal projections, budgets, plans or forecasts (but the underlying causes of such failure to meet such projections, budgets, plans or forecasts may be considered unless otherwise excluded hereunder), (v) any outbreak or escalation of hostilities or war or any act of terrorism, (vi) any natural or man-made disaster or acts of God (including earthquakes, storms, severe weather, fires, floods and natural catastrophes), (vii) the announcement, pendency, or completion of the transactions contemplated by this Agreement or the identity of Buyer or its Affiliates as the acquiror of the Company, including any impact on the relationships with employees, regulators, customers, and suppliers of the Company or any Proceeding arising therefrom or in connection therewith, (viii) any action required to be taken by the Sellers or the Company by the terms of this Agreement or taken by a Seller or the Company at the request or direction of, or with the consent of, Buyer, (ix) any epidemic, pandemic or disease outbreak (including the continuing effects of the COVID-19 pandemic), or (x) the failure to take any action as a result of any restrictions or prohibitions set forth in this Agreement with respect to which Buyer has refused to provide a waiver on a timely basis or at all; provided, however, that any result, occurrence, fact, event, circumstance, change or effect referred to in the foregoing clauses (i), (ii), (iii), (v), (vi) and (ix) shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such result, occurrence, fact, event, circumstance, change or effect has a materially disproportionate effect on the Company compared to other participants in the industries in which the Company operates.

“Members’ Capital” means the total members’ capital of the Company, calculated in accordance with GAAP and in a manner consistent with the Financial Statements.

“Multiemployer Plan” has the meaning set forth in Sections 3(37) and 4001(a)(3) of ERISA.

“Operating Agreement” means that certain Operating Agreement of Fountain Leasing, LLC dated as of June 1, 2006, as amended.

“Order” shall mean any decree (consent or otherwise), injunction, order, ruling, writ, or award or administrative decision or award of any federal, state, local, foreign or other court, arbitrator, tribunal, administrative agency or Governmental Authority to which any Person is a party or that is or may be legally binding and enforceable on any Person or its securities, assets or business.

“Ordinary Course” shall mean the usual and ordinary course of business of the Company consistent with past practice.

“Permitted Exceptions” shall mean the following:

(a)           Liens for Taxes, assessments and charges and other claims not yet payable or the validity of which are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the Company balance sheet in accordance with GAAP;

(b)           mechanic’s, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising in the Ordinary Course, that are appropriately reflected in the Financial Statements and are not yet due and payable;

(c)           Liens in respect of any pledges or deposits that are appropriately reflected in the Financial Statements and are not yet due and payable;

(d)           all existing general utility easements serving the Leased Real Property and all other instruments and encumbrances that affect the Leased Real Property and are recorded in the public records where the Leased Real Property is located that do not materially impair the occupancy or use of such real property by the Company for the purposes for which such Leased Real Property is currently used;

(e)           all matters that would be shown on a current and accurate survey of the Leased Real Property that do not materially impair the occupancy or use of such real property by the Company for the purposes for which such Leased Real Property is currently used; and

(f)            zoning laws and ordinances affecting the Leased Real Property that are not violated by the current use and operation of such Leased Real Property;

“Person” shall mean any natural person, corporation, limited liability company, partnership, limited partnership, joint venture, trust, association or other unincorporated entity of any kind.

“Personal Information” shall mean any information that identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including any information that is considered “personally identifiable information,” “personal information,” or “personal data” under applicable Privacy Laws.

“PPP Loan” means a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act.

“Privacy Laws” shall mean all applicable Laws and binding guidance issued by any Governmental Authority concerning the privacy, security, or Processing of Sensitive Data.

“Processing” shall mean any operation performed on Sensitive Data, including the collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer, protection, disclosure, destruction, or disposal of Sensitive Data.

“Pro Rata Share” means 41.80% in respect of Payne, 33.60% in respect of Cooper, 20.00% in respect of West, and 4.60% in respect of Phillipy.

“Restrictive Covenant Agreements” means each of those non-competition, non-solicitation and non-disclosure agreements dated as of the date hereof between Buyer and each Seller.

“Revolving Loan Agreement” means that certain Revolving Loan Agreement dated May 30, 2019 by and among the Company, First Horizon Bank (formerly known as First Tennessee Bank National Association), Warren Payne, and Kathleen D. Payne.

“Seller Fundamental Representations” means the representations and warranties contained in Section 4.01 (Organization and Authority of the Sellers); Section 4.02 (Due Formation and Qualification; Membership Interests; No Subsidiaries) and Section 4.16 (Brokers).

“Sensitive Data” means accountholder or cardholder data, sensitive authentication data, and any Personal Information.

“Swap Agreement” means that certain International Swap Dealers Association Master Agreement dated May 16, 2019 between First Tennessee Bank, National Association and the Company and the Schedule thereto dated May 16, 2019.

“Systems” means the computer software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, communications, telecommunications, third party software, networks, peripherals and computer systems, and other similar or related items of automated, computerized and/or software systems that are used by the Company in the conduct of its business and over which such Company has control.

“Taxes” shall mean all federal, state, local or foreign taxes, charges, duties (including custom duties), levies or other assessments, including income, gross receipts, net proceeds, capital gains, ad valorem, turnover, real and personal property (tangible and intangible), escheat and unclaimed property, sales, use, franchise, excise, goods and services, harmonized sales, value added, stamp, leasing, lease, user, transfer, land transfer, fuel, excess profits, occupational, interest equalization, windfall profits, license, employer health, payroll, environmental, capital stock, disability, severance, employee’s income withholding, other withholding, alternative or add-on minimum, estimated, unemployment and Social Security taxes, employment insurance, health insurance and other government pension plan premiums or contributions that are imposed by any Taxing Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

“Tax Return” shall mean any return, report, information return or other document filed or required to be filed with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including schedules, supporting documents, or attachments thereto and any amendment thereof.

“Taxing Authority” shall mean the IRS or any other state, local or foreign Governmental Authority responsible for the assessment and collection of Taxes.

“Transaction Documents” shall mean this Agreement, the Restrictive Covenant Agreements, and the Employment Agreements, together with such other instruments, documents, agreements and certificates contemplated by this Agreement.

“Transaction Expenses” shall mean all fees, costs and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby, including accounting, legal and broker fees, whether or not paid prior to the Closing Date, excluding, for the avoidance of doubt, any fee payable by the Company or Buyer to Performance Trust Capital Partners, LLC in connection with this Agreement and the transactions contemplated hereby.

1.02         Interpretation. Unless the context of this Agreement otherwise requires, (a) words of any gender shall be deemed to include each other gender, (b) words using the singular or plural number shall also include the plural or singular number, respectively, (c) references to “hereof,” “herein,” “hereby” and similar terms shall refer to this entire Agreement, (d) all references in this Agreement to Articles, Sections, Schedules and Exhibits shall mean and refer to Articles, Sections, Schedules and Exhibits of this Agreement, (e) references to any Person shall be deemed to mean and include the successors and permitted assigns of such Person (or, in the case of a Governmental Authority, Persons succeeding to the relevant functions of such Person) and (f) the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

ARTICLE II
Purchase and Sale, Purchase Price, Allocation and Other Related Matters

2.01         Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, assign, convey, transfer and deliver to Buyer and Buyer shall acquire from such Seller, the Membership Interests set forth opposite such Seller’s name on Section 2.01 of the Disclosure Schedule, which Membership Interests constitute all of the membership interests and other ownership interests in the Company, free and clear of all Liens (other than restrictions imposed by state and federal securities laws).

2.02        Purchase Price.

(a)            The aggregate purchase price payable by Buyer to Sellers for the Membership Interests (the “Purchase Price”) shall be (i) an amount equal to $14,000,000 in cash (the “Closing Date Cash Amount”), and (ii) the right to receive up to $6,000,000 in Earnout Amounts pursuant to the terms and conditions of Section 2.03 (Earnout Payments).

(b)          At Closing, Buyer shall:

(i)            pay to each Seller such Seller’s Pro Rata Share of an amount equal to the Closing Date Cash Amount (such aggregate amounts paid to Sellers, the “Closing Payment”); and

(ii)           repay, or cause to be repaid on behalf of the Company, the Indebtedness of the Company pursuant to the Revolving Loan Agreement and all monetary obligations, costs or expenses of the Company due and payable pursuant to the Swap Agreement.

2.03        Earnout Payments.

(a)           For purposes of this Section 2.03, the following definitions shall apply:

(i)            “Adjusted G&A Expense” means the general and administrative expenses of the Company, including the newly established line item for bad debt reserves against uncollected finance charges, all in the Ordinary Course.

(ii)           “Adjusted Provision for Loss Expense” means the provision for loan and lease loss expense of the Company for the relevant period, minus the excess, if any, of the Bad Debt Reserves over the Bed Debt Reserves to Net Leases Investment Cap.

(iii)          “Bad Debt Reserves” means the reserves for lease losses on the general ledger at the end of the relevant Earnout Period.

(iv)         “Bad Debt Reserves to Net Lease Investment Cap” means an amount equal to 3.20% of the Net Lease Investments for the relevant Earnout Period.

(v)          “Cause” shall mean, with respect to any particular Seller, a good faith determination by Buyer or the Company that any of the following has occurred:

A.           a material breach of the terms of any contractual obligations owed by such Seller to Buyer or the Company that, if in the reasonable determination of the President or Chief Executive Officer of Buyer, is susceptible to a cure, is not cured by such Seller within 30 days after such Seller’s receipt of Buyer’s written notice thereof;

B.           any act by such Seller of fraud against, misappropriation from, or dishonesty to the Company, Buyer, or any of their Affiliates;

C.           the commission by such Seller of, or such Seller’s plea of guilty or nolo contendere to, a felony, any crime involving fraud or moral turpitude, or any crime relating to such Seller’s employment with the Company;

D.           conduct by such Seller that amounts to willful misconduct, gross neglect, or a material failure to perform such Seller’s duties and responsibilities hereunder, including prolonged absences (other than due to a disability) without the written consent of the President or Chief Executive Officer of Buyer, which conduct continues for not less than 15 days after such Seller’s receipt of Buyer’s written notice thereof; or

E.            the exhibition by such Seller of a standard of behavior within the scope of or related to such Seller’s employment with the Company that is in material violation of (1) any material written policy of the Company, Buyer or any of their Affiliates, (2) any board committee charter of the Company, Buyer, or any of their Affiliates, or (3) any code of ethics or business conduct (or similar code) of the Company, Buyer or any of their Affiliates; provided that the nature of such behavior shall be set forth with reasonable particularity in a written notice to such Seller who shall have 15 days following delivery of such notice to cure such alleged behavior, provided further that such behavior would be reasonably expected to result in material harm to the Buyer or the Company,

F.            conduct or behavior by such Seller that has harmed or could be expected to harm the business or reputation of the Company, Buyer, or any of their Affiliates, including without limitation conduct or behavior that is unethical or involves moral turpitude, provided that such behavior would be reasonably expected to result in material harm to the Buyer or the Company; or

G.            receipt of any form of written notice that any regulatory agency or authority having jurisdiction over the Company, Buyer, or any of their Affiliates has instituted any form of material regulatory action against such Seller.

(vi)        “Earnout Period” means each of the following periods;

A.          the period Closing Date and ending on December 31, 2021;

B.           the period beginning on January 1, 2022 and ending on December 31, 2022;

C.           the period beginning on January 1, 2023 and ending on December 31, 2023;

D.           the period beginning on January 1, 2024 and ending on December 31, 2024;

E.            the period beginning on January 1, 2025 and ending on December 31, 2025; and

F.            the period beginning on January 1, 2026 and ending on December 31, 2026.

(vii)        “Earnout Revenue” means, for an applicable period, an amount equal to (A) the interest income of the Company during such period, less (B) the Adjusted Provision for Loss Expense for such period, plus (C) the Non-Interest Income of the Company during period, less (D) Adjusted G&A Expense, all determined in accordance with the policies, practices and methodologies applied in the preparation of the historical financial information set forth on Exhibit A attached hereto.

(viii)         “Net Lease Investments” the Company’s net investment in leases, calculated in accordance with GAAP, at the end of the relevant Earnout Period.

(ix)         “Non-Interest Income” means the non-interest income of the Company, including the newly established line item for recoveries of finance charges.

(b)          Subject to the terms and conditions of this Section 2.03, each Seller who either (i) remains employed by the Company at the end of the relevant Earnout Period; (ii) is deceased, disabled or incapacitated, (iii) has been terminated by the Company without Cause (in each instance, an “Eligible Seller”) shall be entitled to receive his Pro Rata Share of an amount equal to 35% of the Company’s Earnout Revenue during each Earnout Period (each such payment to an Eligible Seller, an “Earnout Amount”). Notwithstanding the foregoing, if an event occurs during an Earnout Period that causes a Seller to fail to qualify as an Eligible Seller as of the end of that Earnout Period, then such Seller shall be entitled to receive a portion of the Earnout Amount he would have received if he had so qualified as an Eligible Seller in an amount equal to (x) the full Earnout Amount multiplied by (y) a fraction, the numerator of which shall be the number of days such Seller was employed by the Company during the Earnout Period and denominator of which shall be 360 (provided, that in the first Earnout Period, the denominator shall be the actual number of days in such Earnout Period). Notwithstanding the foregoing:

(i)            the maximum aggregate Earnout Amount payable to any Seller shall be his or her Pro Rata Share of an amount equal to (A) $6,000,000 minus (B) any set-off amounts held back by Buyer pursuant to Section 11.06 (Offset) of this Agreement (the “Maximum Earnout Amount” ); and

(ii)          for the avoidance of doubt, (A) if the Company’s Earnout Revenue for any Earnout Period is less than zero, then no Earnout Amounts will be payable by Buyer to Sellers in respect of such Earnout Period, and (B) no Earnout Amount will be payable to any Seller if such Seller is no longer employed by the Company at the end of the relevant Earnout Period, unless such Seller’s employment was terminated by the Company without Cause.

(c)            Within ninety (90) days after the end of each Earnout Period, Buyer shall prepare and deliver to the Sellers’ Representative a calculation (the “Preliminary Earnout Statement”) of the Earnout Revenue for the applicable Earnout Period and the applicable Earnout Amounts (if any) derived therefrom. Buyer shall permit the Sellers’ Representative and its representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of the Preliminary Earnout Statement.

(d)            The Sellers’ Representative shall have thirty (30) days following receipt of a Preliminary Earnout Statement during which to notify Buyer of any dispute to the Earnout Amounts set forth on such Preliminary Earnout Statement, which notice shall set forth in reasonable detail the basis for such dispute (the “Disputed Earnout Items”). If the Sellers’ Representative does not notify Buyer of any Disputed Earnout Items within such thirty (30) day period, then the Preliminary Earnout Statement shall be deemed to be the Final Earnout Statement with respect to the applicable Earnout Period. Buyer and the Sellers’ Representative shall cooperate in good faith to resolve any Disputed Earnout Items as promptly as possible, and upon such resolution, the Final Earnout Statement with respect to the applicable Earnout Period shall be prepared in accordance with the agreement of Buyer and the Sellers’ Representative.

(e)            If Buyer and the Sellers’ Representative are unable to resolve any Disputed Earnout Items within fifteen (15) days (or such longer period as Buyer and the Sellers’ Representative shall mutually agree in writing) of notice of a dispute, then the parties shall engage the Independent Auditors to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Independent Auditors shall only decide the specific items under dispute by the parties, and its decision for each of the Disputed Earnout Items must be within the range of values assigned to each such item in the applicable Preliminary Earnout Statement and the Disputed Earnout Items, respectively, and the Independent Auditors shall further limit its review to whether the applicable Preliminary Earnout Statement or any component thereof contained mathematical errors and to whether the applicable Preliminary Earnout Statement or any component thereof was calculated in accordance with this Agreement. The parties shall cooperate in good faith to assist the Independent Auditors in connection with its work and to provide any information reasonably requested by the Independent Auditors in connection therewith as promptly as possible. The Independent Auditors shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Independent Auditors shall be paid by the Sellers, on the one hand, and Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Sellers or Buyer, respectively, bears to the aggregate amount actually contested by or on behalf of the Sellers and Buyer. The Preliminary Earnout Statement for each Earnout Period as finally determined pursuant to this Section 2.03(e) shall each be referred to herein as a “Final Earnout Statement.”

(f)            Within ten (10) Business Days after the determination of a Final Earnout Statement in accordance with this Section 2.03, Buyer shall provide a copy of the Final Earnout Statement to and pay to each of the Sellers an amount equal to their respective Earnout Amounts (if any) for the applicable Earnout Period as set forth on the Final Earnout Statement. Any payment required under this Section 2.03 shall be made by wire transfer of immediately available funds to such bank accounts as shall be designated in writing by the Sellers’ Representative at least three (3) Business Days prior to the applicable payment date.

(g)          Notwithstanding the foregoing, Buyer may, in its sole discretion, choose at any time to pay to all, but not less than all, Eligible Sellers their respective Pro Rata Share of an aggregate amount of cash equal to (i) the Maximum Earnout Amount, less (ii) any Earnout Amounts already paid to the Sellers (such amount, the “Acceleration Amount” ). Further, the Buyer shall pay each Eligible Seller his Pro Rata Share of the Acceleration Amount within thirty (30) days of any Change in Control of Company or Change in Control of Buyer, provided, however, that if the Change in Control of Buyer or Change in Control of Company occurs after the second anniversary of the Closing Date, then each Eligible Seller’s right to receive his Pro Rata Share of the Acceleration Amount will be conditioned upon such Eligible Seller’s execution of an amendment to his Restrictive Covenant Agreement pursuant to which the term of the Restrictive Covenant Agreement would be extended through the date that is three years from the occurrence of the Change in Control of Buyer or Change in Control of Company, as applicable. Upon payment by Buyer to any Seller of his Pro Rata Share of the Acceleration Amount, Buyer’s and such Seller’s respective rights and obligations in respect of any payment of Earnout Amounts under this Section 2.03 shall be extinguished and of no further force or effect.

(h)            Sellers agree that any information or data provided under this Section 2.03 is confidential and proprietary in favor of Buyer and its Affiliates. Sellers each agree not to (i) use any such information or data other than for the purposes of reviewing, verifying or disputing the applicable Earnout Amount or (ii) disclose any such information or data to any Person other than to their representatives who are assisting Sellers in connection with any review, verification or dispute of the applicable Earnout Amount.

(i)            Each Seller hereby acknowledges that the achievement of applicable operating results sufficient to result in any particular level of Earnout Amount is uncertain and that the Company may not achieve such level, and it is therefore not assured that Sellers will be entitled to any Earnout Amounts. Each Seller further acknowledges that Buyer and/or its Affiliates shall have the right to operate the Company and its businesses in a manner that they deem to be in the best interests of Buyer and/or its Affiliates and their respective stockholders, and Sellers will not have any right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the good faith exercise of business judgment by Buyer and/or its Affiliates, including any changes in accounting practices or methodologies that differ from those applied by the Company prior to the Closing Date.

(j)           For U.S. federal and applicable state and local Tax purposes, the parties agree to treat (and shall cause each of their respective Affiliates to treat) any payment pursuant to this Section 2.03 as compensation for services rendered by the Sellers.

2.04            Sales and Transfer Taxes. Intentionally Omitted.

2.05         Withholding Taxes. Buyer its Affiliates, and any other person acting on their behalf shall be entitled to deduct and withhold from the Purchase Price amounts otherwise payable by it pursuant to this Agreement to any Person such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including IRS Forms W-8 or W-9, as applicable, or any similar information, from Sellers and any other recipients of payments hereunder. Except with respect to amounts treated as compensation, Buyer shall provide any Person on behalf of which such deduction or withholding is proposed to be made with reasonable advance written notice of the intention to make such deduction or withholding, which notice shall include the basis for the proposed deduction or withholding under applicable Law and Buyer will cooperate with any reasonable request from such Person to obtain reduction of or relief from such deduction or withholding to the extent permitted by applicable Law. In the event that any amount is so deducted and withheld, and remitted to the appropriate Governmental Authority, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

ARTICLE III
Closing and Closing Date Deliveries

3.01      Closing. The term “Closing” as used herein shall refer to the actual conveyance, transfer, assignment and delivery of the Membership Interests to Buyer in exchange for the payment of the Closing Payment to Sellers pursuant to Section 2.02(b). The Closing shall take place on the second (2nd) Business Day following the date upon which all of the conditions precedent set forth in Articles VII and VIII are satisfied or waived by the appropriate party hereto as of such date) or at such other place and time or on such other date as is mutually agreed to in writing by the Sellers’ Representative and Buyer (“Closing Date”), as facilitated via a conference call among the parties immediately followed by the electronic (i.e., email/.PDF) or facsimile exchange of signatures to this Agreement. The Closing shall be treated as occurring at 12:01 a.m. ET on the Closing Date.

3.02        Closing Deliveries by Sellers. At the Closing, the Sellers shall deliver to Buyer, in each case in form and substance reasonably satisfactory to Buyer:

(a)        all such instruments of sale, assignment, conveyance and transfer, as the parties agree are customary and reasonably necessary to assign and transfer the Membership Interests to Buyer;

(b)        a certificate, dated as of the Closing Date, executed by the appropriate officers of Sellers, to the extent required by Section 7.01 (Bring-Down of Seller Warranties and Covenants);

(c)           a completed and validly executed IRS Form W-9 from each of the Sellers;

(d)           a certification of the Estimated Transaction Expenses;

(e)          a certificate of the Secretary of the Company, dated the Closing Date, as to (i) the good standing of such Company in its jurisdiction of organization; (ii) the completeness and lack of amendments to such Company’s organizational documents; and (iii) the effectiveness of any resolutions of such Company passed in connection with this Agreement and the transactions contemplated hereby;

(f)           payoff letters for the Revolving Loan Agreement and Swap Agreement to the effect that, upon receipt of payment under such payoff letters, (i) in respect of the Revolving Loan Agreement, the lender shall have been paid in full for all Indebtedness represented by the Revolving Loan Agreement and any Liens relating thereto shall be released, and (ii) in respect of the Swap Agreement, all obligations of the Company (including in respect of the payment of any termination fees) shall be terminated and released;

(g)     a written consent executed by each of the Sellers, in their respective capacities as the members of the Company, agreeing and consenting to (i) the waiver of any restrictions on the transfer of the Membership Interests set forth in the Operating Agreement, and (ii) the termination of the Operating Agreement effective upon the Closing;

(h)        the organizational record books, minute books and company seal of the Company;

(i)         a release in the form of Exhibit B, effective as of the Closing Date, duly executed by each Seller;

(j)         the Employment Agreements, duly executed by the Company and each applicable Seller or Key Employee, in each case on the form provided by Buyer to the Company; and

(k)         all other documents required to be entered into by any Seller pursuant to this Agreement or reasonably requested by Buyer to convey the Membership Interests or to otherwise consummate the transactions contemplated by this Agreement.

3.03       Closing Deliveries by Buyer. At the Closing, Buyer shall deliver to the Sellers’ Representative, in each case in form and substance reasonably satisfactory to the Sellers’ Representative:

(a)          the Closing Payment to be delivered by Buyer pursuant to Section 2.02(b); and

(b)        a certificate, dated the Closing Date, executed by the appropriate officer of Buyer, to the extent required by Section 8.01 (Bring-Down of Buyer Warranties and Covenants).

(c)            a certificate of the Secretary of Buyer containing a true and correct copy of the resolutions duly adopted by the Board of Director of Buyer approving and authorizing each of the Transaction Documents to which Buyer is a party and each of the transactions contemplated hereby and thereby, which certificate shall also certify that such resolutions have not been rescinded, revoked, modified, or otherwise affected and remain in full force and effect;

(d)           a certificate of the Secretary of the Company containing a true and correct copy of the resolutions duly adopted by the Buyer, as sole Member of the Company, appointing as officers of the Company, the following: Warren Payne as Chief Executive Officer/President, G. Price Cooper as Executive Vice President, B. Wade West as Senior Vice President and Craig Phillipy as Vice President.;

3.04         Cooperation. The Sellers and Buyer shall, on written request, on and after the Closing Date, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be reasonably required by the parties to consummate or otherwise implement the transactions contemplated by this Agreement, provided Seller shall not be required to incur any material costs or assume any liability in connection therewith.

ARTICLE IV
Representations and Warranties of the Sellers

Except as set forth in the Disclosure Schedule, each Seller warrants and represents to Buyer, as follows:

4.01       Organization and Authority of the Sellers. Each Seller has full power and authority to enter into this Agreement and the other Transaction Documents to which such Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and at Closing each other Transaction Document will be, duly executed and delivered by each Seller and does or will, as the case may be (in each case assuming due authorization, execution, and delivery by Buyer), valid and binding upon, and enforceable against, each Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

4.02         Due Formation and Qualification; Membership Interests; No Subsidiaries.

(a)     The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Tennessee. The Company is duly qualified to do business as a foreign limited liability company in the states where it is required to do so, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has all requisite limited liability company power and authority to own, operate and lease its properties and carry on its business as currently conducted. Section 4.02(a) of the Disclosure Schedule contains a true and correct list of the jurisdictions in which the Company is qualified or registered to do business as a foreign entity.

(b)         The Company does not have (i) any, or any agreement to acquire, equity securities or other securities of any Person or any direct or indirect equity or ownership interest in any other business, or (ii) any obligations to repurchase, redeem or otherwise acquire any equity securities or other securities of any Person.

(c)           Membership Interests.

(i)            Section 4.02(c)(i) of the Disclosure Schedule accurately and completely sets forth the capital structure of the Company by listing thereon the membership interests in the Company which are authorized and which are issued and outstanding. Sellers are the record and beneficial owners of and have good and valid title to the Membership Interests, including any interests of any Holders, free and clear of all Liens (other than restrictions imposed by state and federal securities laws). The Membership Interests constitute 100% of the total issued and outstanding membership interests in the Company. The Membership Interests have been duly authorized and are validly issued, fully-paid and non-assessable. Craig Phillipy is a Holder (as defined in the Operating Agreement of the Company) and for all purposes of this Agreement, with respect to Craig Phillipy, Membership Interests mean all of his interests in the Company, including his Financial Rights interests as a Holder.

(ii)            The Membership Interests were issued in compliance with applicable Laws. The Membership Interests were not issued in violation of the organizational documents of the Company or any other agreement, arrangement or commitment to which a Seller or the Company is a party and are not subject to or in violation of any preemptive or similar rights of any Person.

(iii)            Except as shall be waived and terminated at Closing, there are no outstanding or authorized options, warrants, convertible securities, conversion rights, subscriptions or other rights, agreements, arrangements or commitments relating to any membership interests in the Company or obligating a Seller or the Company to issue or sell any membership interests (including the Membership Interests), or any other interest, in the Company. There are no outstanding or authorized equity option, equity appreciation, phantom equity, profits interest or similar rights with respect to the Company. Other than the Operating Agreement of the Company, there are no voting trusts, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Membership Interests.

(d)         The Company does not directly or indirectly own, has any interest in any shares of, or has an ownership interest in, any other Person.

4.03          No Violations; Consents.

(a)           Except for obtaining the consents and approvals (or making the notices and filings, as applicable) set forth on Section 4.03(a) of the Disclosure Schedule, the execution, delivery and performance of this Agreement and each Transaction Document by the Sellers do not and will not, after the giving of notice, or the lapse of time, or otherwise, (i) conflict with, result in any violation of, constitute a breach of or default under, result in the loss of any benefit under, permit the acceleration of any obligation under or create in any party the right to terminate, modify or cancel, (A) the organizational or governing documents of the Company, (B) any Law or any Material Contract to which any Seller or the Company is a party or any Permit held by the Company, or (C) any Order of any Governmental Authority to which the Company or any Seller is a party or by which the Company or any Seller or any of their respective properties are bound; or (ii) result in the creation of any Lien upon the Membership Interests or any of the properties or assets of the Company.

(b)           The execution and delivery by the Sellers of this Agreement and each Transaction Document do not, and the performance by each Sellers of its respective obligations hereunder and thereunder will not, require any Seller or the Company to obtain any consent, Order, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority.

4.04          Financial Statements and Condition.

(a)            The Sellers have provided the Financial Statements to Buyer. Copies of the Financial Statements are set forth on Section 4.04(a) of the Disclosure Schedule.

(b)        The Financial Statements have been prepared from, and are consistent with, the Company’s books and records and in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. The Financial Statements fairly present in all material respects the financial condition of the Company as of such dates and the results of the Company’s operations for the periods specified, subject to, with respect to the Interim Financial Statements, normal year-end adjustments and the absence of footnotes. Since December 31, 2020, there has been no material change in any of the accounting (or tax accounting) policies, practices or procedures of the Company.

(c)         There are no material liabilities or other obligations of the Company (whether absolute, accrued, contingent or otherwise and whether or not due) required to be disclosed or reflected on a balance sheet prepared in accordance with GAAP, except (i) those that are adequately reflected or otherwise adequately reserved against in the Financial Statements, or (ii) those liabilities that are not (singly or in the aggregate) material to the Company and have been incurred in the Ordinary Course since the Current Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, litigation or violation of Law).

(d)          The allowances for loan and lease losses as reflected in each of (a) the latest balance sheets included in the Financial Statements and (b) in the balance sheets as of December 31, 2020 included in the Financial Statements, were, in the opinion of the Sellers, as of each of the dates thereof, in compliance in all material respects with the Company’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board, and GAAP.

(e)            The Company’s Members’ Capital is at least $8,564,000.

4.05      Absence of Changes. Since the Current Balance Sheet Date and except as set forth on Section 4.05 of the Disclosure Schedule, (i) the Company has operated in the Ordinary Course in all material respects, (ii) there has been no event, circumstance, change, or effect that has had a Material Adverse Effect, (iii) excepting any unknown damage, loss or casualty to property and assets of the Company which are subject to a “true lease”, there has not been any damage, destruction, loss or casualty to property or assets of the Company with a value in excess of $10,000 whether or not covered by insurance; and (iv) there has not been any action taken of the type described in Section 6.03 (Conduct Pending Closing) which, had such action occurred after the date of this Agreement, would be in violation of such Section.

4.06         Contracts.

(a)        Section 4.06(a) of the Disclosure Schedule sets forth a true and complete list of all Material Contracts as of the date hereof. “Material Contracts” means the following Contracts under which there are ongoing obligations:

(i)         any real property lease or any lease or license of personal property from or to third parties having a value in excess of $10,000 annually;

(ii)           any mortgage, indenture, loan or credit agreement, security agreement or other agreement, instrument or contract (or group of related contracts) under which the Company has created, incurred, assumed, or guaranteed any Indebtedness, or any capitalized lease obligation or other agreement;

(iii)         any (A) joint or cooperative marketing or development Contract or (B) other Contract concerning a partnership, franchising arrangement or joint venture;

(iv)        any Contract obligating the Company to exclusively sell or distribute products or services of such Company to any one Person or group of Persons;

(v)           any Contract that (A) prohibits or restricts the Company from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person or (B) contain a provision of the type commonly referred to as a ”most favored nation” provision for the benefit of any Person;

(vi)         any Contract for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company of an amount in excess of $25,000;

(vii)           any Contract that provides for any payment or benefit upon the execution hereof or the Closing or in connection with the transactions contemplated hereby, including accelerated vesting, funding, payment or other similar rights;

(viii)           any Contract granting any Person a Lien on all or any part of the assets of the Company;

(ix)            any Contract granting to any Person an option or a right of first refusal, first-offer or similar preferential right to purchase or acquire any of the assets or equity of the Company;

(x)            any Contract for the Company’s granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment, other than (A) licenses of commercially available software to the Company, and (B) standard licenses granted by the Company to its customers for Company Proprietary Software in the Ordinary Course;

(xi)            any Contract with any Governmental Authority, other than Contracts that are in the form of one of the standard customer agreements previously provided to Buyer without any material modification thereto (other than variations with respect to the length of the term);

(xii)            any Contract with any Affiliate of the Company;

(xiii)           any Contract for the sale of any material amount of assets of the Company other than in the ordinary course of business;

(xiv)           any Contract with respect to the employment or service of any officer, director, manager, employee, consultant or other services provider, including but not limited to any employment, severance, retention, incentive, change in control, termination, consulting or retirement agreement;

(xv)            any Contract with respect to the establishment, administration, operation or termination of any Employee Plan or any related trust agreement, insurance policy or other funding vehicle;

(xvi)           any other contract (or group of related contracts) not otherwise of the type described in paragraphs (i) – (xvii) above involving payment to or by the Company of $20,000 or more, in each case in any 12-month period, and not terminable by the applicable Company without penalty on fewer than ninety (90) days’ notice.

(b)        True, correct and complete (in all material respects) copies of all Material Contracts have been made available to Buyer. Each Material Contract is a valid and binding obligation of the Company party thereto and, to the Knowledge of the Sellers, is a valid and binding obligation of each of the other parties thereto, in each case except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity). The Company has performed all material obligations required to be performed by it under each Material Contract to which it is a party and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. To the Knowledge of the Seller, each other party to each Material Contract has performed all material obligations required to be performed by such party thereunder and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Except as set forth on Section 4.06(b) of the Disclosure Schedule, the Company is not participating in any discussions or negotiations regarding a material modification of or a material amendment to any Material Contract or entry into any new material Contract other than in the ordinary course of business.

(c)            True, correct, and complete copies of the organizational documents of the Company have been made available to Buyer.

4.07          Real Property.

(a)         The Company does not own, and has not ever owned, any real property. No Company is obligated, nor has any option, to acquire an ownership interest in any real property.

(b)          Section 4.07(b) of the Disclosure Schedule sets forth the addresses of the Leased Real Property. The Sellers have made available to Buyer a copy of each of the lease agreements for the Leased Real Property. With respect to the Leased Real Property:

(i)           To Seller’s Knowledge, each lease agreement for the Leased Real Property (each a “Lease Agreement”) is a valid and binding obligation of the applicable Company and is a valid and binding obligation of each of the other parties thereto, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity);

(ii)            the Company has performed all material obligations required to be performed by it under each Lease Agreement and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder;

(iii)        to the Knowledge of the Sellers, the other party to each Lease Agreement has performed all material obligations required to be performed by such party thereunder and is not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder;

(iv)       the Company has not subleased, assigned or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof; and

(v)          the Company has not pledged, mortgaged or otherwise granted a Lien on the leasehold interest in the Leased Real Property, other than Permitted Exceptions.

4.08         Tangible Personal Property; Sufficiency.

(a)           The Company has good and valid title to, or a valid leasehold or license interest in (or other valid right to use), all of the personal property of the Company. All such owned personal property is owned free and clear of all Liens, except for Permitted Exceptions.

(b)          Seller has no Knowledge of any material defects with respect any tangible personal property of the Company in its possession. Section 4.08 of the Disclosure Schedule sets forth a true, correct and complete list and general description of each item of personal property of the Company having an original cost of more than $25,000.

(c)            No Person other than the Company owns any equipment or other tangible personal property or assets situated on the premises of the Company, except for the leased items that are subject to personal property leases and personal effects of employees of the Company. The assets, properties and rights of the Company (taken as a whole) constitute all of the assets, properties and rights used in, or necessary and sufficient to conduct, the operations of the Company’s business (taken as a whole) in accordance with the past practices of the Company. Not in limitation of the foregoing, no Seller owns any assets, properties or rights used in, or necessary to conduct, the operations of the Company’s business in accordance with the past practices of the Company.

4.09        Litigation. Since January 1, 2018, there have been no (and there are currently no) actions, suits, claims, arbitrations or proceedings (including any arbitration proceeding), governmental investigation, claim, charge, complaint, examination, audit or inquiry (each a “Proceeding”) pending, or, to the Knowledge of the Sellers, threatened against the Company or any Seller relating to or affecting the Company, before or by any Governmental Authority, or by any other Person, in each case where the amount in controversy with respect to a particular matter (or series of related matters) is in excess of $25,000, and to the Knowledge of the Sellers, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any such Proceeding. The Company is not subject to any outstanding Order (a) under which the Company has any material outstanding liability, (b) that would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents or (c) would, individually or in the aggregate, materially affect, impede or restrain the operation of the business of the Company as presently conducted.

4.10         Compliance with Laws. Except as set forth in Section 4.10 of the Disclosure Sschedule, the Company is (and has been at all times during the past three years) in compliance in all material respects with all applicable Laws. The Company has not been charged with and, to the Knowledge of the Sellers, the Company is not now under investigation with respect to, a violation of any applicable Law or other requirement of a Governmental Authority, and the Company has not received any written communication from any Governmental Authority or other Person alleging noncompliance in any material respect with any applicable Laws.

4.11          Labor Matters.

(a)          Section 4.11(a) of the Disclosure Schedule contains a true and complete list of all of the employees, including co-employees (whether full-time, part-time or otherwise) and independent contractors of the Company as of the date hereof, specifying their position, length of service and an appropriate notation next to the name of any officer or other employee on such list who is subject to any written agreement describing the terms and/or conditions of employment of such employee or of the rendering of services by such independent contractor. Except as specifically noted on Section 4.11(a) of the Disclosure Schedule, (i) the Company is not party to or bound by any contracts, consulting agreements or termination or severance agreements in respect of any officer, employee or former employee, consultant or independent contractor of the Company and (ii) no employee, consultant or independent contractor of any the Company is entitled to any severance or other termination payment, whether pursuant to any contract, policy or otherwise, in the event of the termination of such Person’s employment or engagement with the Company. The Company has provided to the Purchaser true, correct and complete copies of each such written agreement. Neither the Company nor any of the Sellers has made any verbal commitments to any such officers, employees or former employees, consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise. Except as indicated on Section 4.11(a) of the Disclosure Schedule, all employees of the Company are active on the date hereof, not on any sort of leave of absence (including pursuant to the Families First Coronavirus Response Act), furlough or temporary layoff (with or without any right to return to work) and none has expressed any intention to terminate employment with the applicable Company.

(b)            The Company is and has been during the past three (3) years in compliance in all material respects with all Laws relating to the employment of personnel and labor (including Laws relating to discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages; overtime classification; hours; meal and rest breaks; occupational safety and health; plant closings; employee whistle-blowing; immigration and employment eligibility verification; employee privacy; defamation; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors; classification of employees, consultants and independent contractors; labor relations; collective bargaining; unemployment insurance; the collection and payment of withholding and/or social security taxes and any similar tax; employee benefits; and workers’ compensation (collectively, “Employment Matters”)).

(c)          The Company is not a party to or bound by any collective bargaining agreement, Contract or other agreement with a labor union or labor organization. There are no strikes, slowdowns, work stoppages or other labor controversies pending or, to the Knowledge of the Sellers, threatened in writing against the Company or the Sellers with respect to the Company, and the Company has not experienced any such material labor controversies within the past three (3) years. To the Knowledge of the Sellers, there are no union organizing activities with respect to any employees of the Company.

(d)          There are no, and in the past three (3) years there have been no, pending, or to the Knowledge of the Sellers, threatened Proceedings by or before any other Governmental Authority or arbitration board or panel relating to any Employment Matters.

(e)           Excepting the Employment Agreements, the employment of each employee and the engagement of each independent contractor of the Company is terminable at will without any penalty, liability, severance obligation incurred by the Company.

(f)          During the past three (3) years, the Company has not effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company; and the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

(g)          To the Knowledge of the Sellers, (i) no employee or independent contractor of the Company is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other agreement relating to confidential or proprietary information, intellectual property, competition, or related matters; and (ii) the continued employment by the Company of its employees, and the performance of the contracts with the Company by its independent contractors, will not result in any such violation. The Company has not received any written notice alleging that any such violation has occurred within the past three (3) years.

(h)            The Company has investigated all sexual harassment allegations made by or about any employee or independent contractor of the Company during the past three (3) years and of which the Sellers have Knowledge. With respect to each such allegation with potential merit, the applicable Company has taken corrective action that is reasonably calculated to prevent further harassment.

4.12          Employee Benefit Matters.

(a)      Section 4.12 of the Disclosure Schedule sets forth a complete and accurate list of all benefit plans and compensatory programs, including but not limited to all “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and all pension, profit sharing, retirement, deferred compensation, savings, incentive, bonus, deferred compensation, stock option, stock purchase, restricted stock, equity or equity based compensation, supplemental retirement, excess benefit, employment, change in control, severance, medical and hospitalization, insurance, life, disability, vacation, paid time-off, salary continuation, sick pay, welfare, fringe benefit and all other material employee benefit plans, contracts, programs, policies and arrangements, in each case that are for the benefit of or relating to any current or former directors, employees, or consultants of the Company, or any spouse, dependent or beneficiary thereof, or that are maintained, sponsored, contributed to or required to be contributed to by the Company, or with respect to which the Company has or may have any liability or obligations, contingent or otherwise (the “Employee Plans”).

(b)        The Company has made available to the Buyer true and complete copies of the following documents, to the extent applicable: (i) all Employee Plans and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, as applicable; (ii) all current summary plan descriptions (including any summaries of material modifications thereto); (iii) the Form 5500 filed in the most recent three plan years; and (iv) the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service. In addition, with respect to each of the Employee Plans for the three most recently completed plan years, any plan financial statements and accompanying accounting reports, service contracts, fidelity bonds, and employee and participant annual QDIA notice, safe harbor notice, or fee disclosures notices under 29 CFR 2550.404a-5, and nondiscrimination testing data and results under Code Sections 105(h), 125, 129, 401(k), and 401(m), as applicable, have been provided to Buyer.

(c)        Each Employee Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code and other applicable Laws. There is no pending or, to Company’s Knowledge, threatened claims, litigation, regulatory action, or other actions relating to any Employee Plan other than for routine claims for benefits in the ordinary course of business consistent with past practice. No Employee Plan is the subject of a pending or threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, or the Pension Benefit Guaranty Corporation.

(d)       The Internal Revenue Service has determined that the current form of each Employee Plan that is intended to be qualified under Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter, or such Employee Plan is maintained under a pre-approved plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable, issued by the Internal Revenue Service, and nothing has occurred since the date of any such determination, and no conditions or circumstances exist, that could reasonably be expected to adversely affect such qualification. .

(e)         Neither the Company nor any ERISA Affiliate, has at any time maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability, contingent or otherwise, with respect to, any plan subject to Title IV of ERISA, including a Multiemployer Plan, or a plan subject to ERISA Section 302 or Code Section 412. None of the Employee Plans is or is funded through the use of (i) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (ii) a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (iii) a “multiple employer welfare association” as defined in Section 3(40) of ERISA. Neither the Company nor any ERISA Affiliate has incurred, and to the Company’s Knowledge, there are no circumstances under which they could reasonably be expected to incur, liability under Title IV of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA is required to be filed for any Employee Plan in connection with the transactions contemplated by this Agreement.

(f)           All contributions, premiums, and benefits required to be made under the terms of the Employee Plans have been timely made. All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all Employee Plans will have been made or properly accrued on or before the Closing Date.

(g)           The Company has not engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Employee Plan or its related trust or has breached any fiduciary duty with respect to any Employee Plan or its related trust that, in either event, singly or in the aggregate could result in liabilities to the Company in excess of $50,000.

(h)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the acceleration of any vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former director, employee, or consultant of the Company, (ii) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of the Company to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust or (iii) require the Company to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Employee Plan maintained provides for the gross-up, indemnification or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(i)          Each Employee Plan that is subject to Section 409A of the Code has been maintained in writing and operated, in all material respects, in compliance with Section 409A of the Code.

(j)            Each Employee Plan that is a health or welfare plan has terms that are in all material respects in compliance with, and has been administered in all material respects in accordance with, the requirements of the ACA. The Company and ERISA Affiliate has complied in all material respects with the requirements of Section 4980H of the Code, so as to avoid the imposition of any material taxes or assessable payments thereunder. The Company does not have any liability or obligation to provide postretirement health, medical or life insurance benefits to any current or former director, employee, or consultant of the Company, or any spouse, dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws.

4.13         Taxes.

(a)            Since its date of formation, the Company has been treated as a partnership for U.S. federal income tax purposes and has made or filed no election to be treated otherwise.

(b)            All income and other material Tax Returns of or with respect to the Company and the Sellers have been timely filed (taking into account applicable extensions) with the appropriate Taxing Authority and are true, correct and complete in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(c)            All income and other material Taxes due and payable by or with respect to the Company and the Sellers (whether or not shown on any Tax Returns) have been timely paid (taking into account applicable extensions) in full.

(d)            No jurisdiction in which the Company has not filed a Tax Return has asserted in writing that the Company is or may be subject to taxation or otherwise required to file a Tax Return in such jurisdiction.

(e)            There are no Liens for Taxes upon the assets of the Company except for Liens described in clause (a) of the definition of Permitted Exceptions.

(f)            The Company has withheld and paid all material Taxes required to have been withheld and paid prior to the Closing in connection with amounts paid or owing to any employee, former employee, creditor, customer, supplier, Seller or other third party and has timely and properly complied, in all material respects, with all information reporting related thereto (including, without limitation, IRS Forms W-2 and 1099).

(g)            The Company has not (i) waived any statute of limitations with respect to any Tax Return or Taxes that remains in effect, or (ii) consented to extend the period in which any Tax against the Company may be assessed or collected by any Tax Authority and no such request to waive or extend is outstanding.

(h)            No deficiency for any Taxes has been assessed or to the Knowledge of the Sellers proposed, threatened, or asserted against the Company that has not been resolved and paid in full. No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company. The Company has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement, voluntary disclosure agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, and no such request is outstanding. There is no power of attorney currently in effect with respect to any Taxes or Tax Returns of, with respect to, or on behalf of the Company.

(i)            The Company is not a party to any joint venture, partnership, other arrangement or Contract which could be treated as a partnership for U.S. federal income Tax purposes.

(j)            The Company has not been a member of any Affiliated Group filing a consolidated, combined or unitary Tax Return. The Company is not a party to any Tax allocation, sharing, reimbursement or similar agreement. The Company does not have any Liability for Taxes of any other Person under Treasury Regulation § 1.1502-6 (or any similar provision of any other Law), as a transferee or successor, by Contract (other than pursuant to customary provisions in commercial Contracts entered into in the ordinary course of business, the primary subject matter of which is not Taxes), or otherwise.

(k)           The Company is not subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such country. No Seller is a “foreign person” as that term is used in Treasury Regulations § 1.1445-2.

(l)            The Company has not participated in any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation § 1.6011-4(b) or similar provision of state, local or foreign Law with respect to any of the Assets or the Business.

(m)          The Company has in effect a valid election under Section 754 of the Code (and any analogous provision of applicable state and local Law).

(n)           The Company has not made an election to have the Budget Act apply to any taxable year of the Company beginning before January 1, 2018. The Company has not failed to make an election pursuant to Section 6226 of the Code (or any similar provision of state, local or foreign Law) with respect to any Tax audit, assessment or other proceeding for which such an election was available.

(o)           None of the assets of the Company are “tax-exempt use property” within the meaning of Section 168(h) of the Code, are “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, secure any debt the interest of which is tax-exempt under Section 103(a) of the Code, are subject to a “section 467 rental agreement” within the meaning of Section 467 of the Code or are (or as a result of transactions contemplated by this Agreement will be) subject to Section 197(f)(9) of the Code.

(p)           The Company has not (i) deferred payment of any payroll Taxes pursuant to Section 2302 of the CARES Act, or (ii) claimed the employee retention credit pursuant to Section 2301 of the CARES Act. To the Knowledge of the Sellers, during the COVID-19 Quarantine Period, the Company has not had employees teleworking from a state other than their regular work location.

(q)           The Company has not applied for nor obtained a PPP Loan.

4.14          Licenses and Permits. Section 4.14 of the Disclosure Schedule sets forth a true and complete list of all licenses, franchises, permits, approvals, authorizations, exemptions, certificates, registrations and similar documents or instruments of all Governmental Authorities (“Permits”) held by the Company. The Company owns or possesses all Permits which are necessary to permit the Company to own its property and to conduct its business as it is presently conducted, all of which are valid, binding and in full force and effect. The Company is in compliance in all material respects with the terms and conditions of all such Permits. The Company has not received written notice of any claimed or purported default under, or loss or expiration of any, Permit that remains pending and uncured, and there are no Proceedings pending, or, to the Knowledge of the Sellers, threatened, to cancel, modify or change any such Permit. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not adversely affect any Permit.

4.15           Environmental Matters.

(a)            The Company is not in material violation of applicable Environmental Laws. The Company currently hold all Permits that are required under applicable Environmental Laws for the operation of the Company as currently conducted (collectively, “Environmental Permits”), and the Company is not in violation of any Environmental Permits.

(b)            There are no Proceedings pending or, to the Sellers’ Knowledge, threatened by any Governmental Authority or Person against the Company pursuant to Environmental Laws. During the past five (5) years, the Company has not received any notice, report or other information regarding any violation of, or liability under, any Environmental Laws with respect to its past or current operations, properties or facilities, including the Leased Real Property.

(c)            The Company has not used the Leased Real Property for the handling, treatment, storage, or disposal of any Hazardous Substance, except in compliance with applicable Environmental Laws. The Company has not received any written or, to the Knowledge of the Sellers, oral notice or claim indicating that the Company is potentially liable as a result of the spilling, dumping, discharge or release by such Company of any Hazardous Substances at the Leased Real Property.

(d)            This Section 4.15 contains the sole and exclusive representations and warranties of the Sellers with respect to environmental matters.

4.16           Brokers. Except for any fees that will be paid to Performance Trust Capital Partners, LLC, neither this Agreement, any Transaction Document nor the sale of the Membership Interests or any other transactions contemplated by this Agreement was induced or procured through any Person acting on behalf of, or representing, any Seller or the Company or any of their respective Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity, or has or will give rise to any liability for any brokerage, finder’s or other fee or commission.

4.17           Insurance. Section 4.17 of the Disclosure Schedule contains a complete and correct listing of all third-party insurance policies maintained by, or for the benefit of, the Company as of the date hereof. To Seller’s Knowledge, each insurance policy required to be disclosed on Section 4.17 of the Disclosure Schedule is in full force and effect and will be maintained by the Company in full force and effect as they apply to any matter, action or event relating to the Company occurring through the Closing Date, and the Company has not reached or exceeded its policy limits for any insurance policies in effect at any time during the past five (5) years. All premiums due and payable with respect to the policies maintained by, or for the benefit of, the Company have been paid to date. To the Knowledge of the Sellers, there is no threatened termination of any such policies or arrangements.

4.18          Intellectual Property.

(a)            Section 4.18(a) of the Disclosure Schedule sets forth a true and complete list of all the Company Registered Intellectual Property. The Company owns and possesses good title to all the Company Intellectual Property, free and clear of Liens other than Permitted Exceptions. The Company owns or has the right to use all Intellectual Property Rights that are material to the conduct of the business of the Company as currently conducted.

(b)            Section 4.18(b) of the Disclosure Schedule sets forth a true and complete list of all software owned or purported to be owned by the Company (collectively, the “Company Proprietary Software”).

(c)            No claims are pending or, to the Knowledge of the Sellers, threatened against the Company as of the date of this Agreement alleging that any of the Company Intellectual Property, or any Intellectual Property Rights that are material to the conduct of the business of the Company as of the date hereof, infringes, misappropriates or otherwise violates the Intellectual Property Rights of other Persons. The conduct of the business of the Company as of the date hereof and for the previous six years, does not, and has not, materially infringed, misappropriated or otherwise violated the Intellectual Property Rights of other Persons.

(d)           To the Knowledge of the Sellers, as of the date hereof, there is currently no material infringement, misappropriation or violation by any Person of any of the Company Intellectual Property. The Company has used reasonable efforts, consistent with customary practices in the industry in which it operates, to preserve the confidentiality of their respective trade secrets that are material to the operation of the business of the Company.

(e)            Section 4.18(e) of the Disclosure Schedule sets forth a true, correct and complete list of all Software (other than Company Proprietary Software) used or held for use by the Company (collectively, the “Company Licensed Software”), other than standard off-the-shelf commercially available software licensed for an annual cost not greater than $10,000.

(f)            The Company Intellectual Property and the Company Licensed Software is all of the Intellectual Property necessary to operate the business of the Company as currently conducted.

(g)           The Company has taken reasonable steps to protect the rights of the Company in the trade secrets and the confidential information of the Company, and any trade secret or confidential information of third parties used by the Company.

(h)            The Systems are in commercially reasonable working order. All software currently installed on the Systems is properly licensed and paid for by the Company in accordance with the terms of the applicable agreement for such software. All software used in the conduct and operation of the Company’s business operations is in good condition and working order, is free of material programming errors, and is sufficient to pursue the activities of the Company’s business as it is currently conducted. To the Knowledge of the Sellers, all software included in the Company Intellectual Property Rights and Systems is free of all viruses, worms, Trojan horses and other material known infections or intentionally harmful routines and does not contain any bugs, errors, or problems of a material nature that could reasonably be expected to disrupt its operation. The Company has taken all reasonable steps to safeguard the Systems, including the implementation of procedures to ensure that the Systems are free from any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components that in each case permit unauthorized access or the unauthorized disablement or unauthorized erasure of data or other software by a third party, and to date, except as set forth in Section 4.18(h) of the Disclosure Schedule, to the Knowledge of the Sellers, there have been no successful unauthorized intrusions or breaches of the Systems. No third-party providing services to the Company with respect to the Systems has failed to meet any material service obligations. The Company has taken all reasonable measures to ensure the upkeep of the Systems, and there have not been any material malfunction with respect to any aspect of the Systems that have not been remedied in all material respects. The Company has implemented and maintain commercially reasonable backup and data recovery, disaster recovery and business continuity plans, consistent with industry practices of companies offering similar services, and acts in compliance therewith. The Company has tested such plans on a periodic basis, and such plans have proven effective upon testing.

4.19           Transactions with Affiliates. Other than (a) organizational documents, and (b) employment or board service agreements, noncompetition and confidentiality agreements, equity compensation related documents and the payment of compensation and benefits and advancement of business expenses in the ordinary course of business, there are no loans, leases or other Contracts between the Company, on the one hand, and any Affiliate of the Company, on the other hand. To the Knowledge of the Sellers, no Seller or officer of the Company or any of their respective spouses or immediate family members, owns directly, on an individual or joint basis, or has any material interest in any tangible or intangible property that the Company uses in the conduct of its business, other than any ownership interest in the Company; provided, however, that the ownership of securities representing no more than 1% of the outstanding voting power of any Person and that are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be an “interest” under this Section 4.19 as long as the Person owning such securities has no other connection or relationship with such Person.

4.20           Leases.

(a)            Schedule 4.20(a) sets forth all (i) leases, loans, loan agreements, notes, or borrowing arrangements and other extensions of credit (including, without limitation, credit enhancements, commitments, guarantees, and interest-bearing assets) (collectively, “Leases”) in which the Company is a creditor which, as of March 31, 2021, was over 30 days or more delinquent in payment of principal or interest, (ii) any Leases that are otherwise classified as “doubtful”, “impaired”, “watch” or words of similar import; and (iii) Leases with any Seller or family member or Affiliate of a seller. To the Sellers’ Knowledge, there have not been any material changes to the matters set forth on Schedule 4.20(a) since March 31, 2021 other than in the Ordinary Course.

(b)            Schedule 4.20(b) identifies each asset of the Company that as of March 31, 2021 was classified as “Repossessed Assets Held for Sale” and the book value thereof as of March 31, 2021. To the Sellers’ Knowledge, there has not been any material change to the assets of the Company classified as “Repossessed Assets Held for Sale” since March 31, 2021 other than in the Ordinary Course.

(c)            Each Lease (i) is evidenced by agreements, or other evidences of indebtedness that are true, genuine, and what they purport to be, and (ii)  is a legal, valid, and binding obligation of the Company and the obligor named therein, and, assuming due authorization, execution and delivery thereof by such obligor or obligors, enforceable in accordance with its terms, subject to the Enforceability Exception.

(d)            No obligor under any Lease is an individual consumer. The Company has not ever entered into any Leases with any individual consumer, and, to the Seller’s Knowledge, all Leases have been entered into by the applicable obligor for business purposes.

(e)            All currently outstanding Leases were solicited, originated, and currently exist in material compliance with all applicable requirements of Law. There are no oral modifications or amendments or additional agreements related to the Leases that are not reflected in the written records of the Company. All Leases are owned by the Company free and clear of any Liens other than a blanket lien on the Company’s assets pursuant to the Revolving Loan Agreement. No claims of defense as to the enforcement of any Leases have been asserted in writing against the Company for which there is a reasonable possibility of a material adverse determination, and the Company no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim, or defense for which there is a reasonable possibility of a material adverse determination to the Company. No Leases are presently serviced by third parties and there is no obligation which could result in any Lease becoming subject to any third party servicing.

4.21           Unlawful Payments. Since December 31, 2017, neither the Company, nor, to the Knowledge of the Sellers, any representative of the Company in the context of operating the Company’s businesses or acting on behalf of the Company, has corruptly offered or given anything of material value to: (a) any official of a Governmental Authority or political party, or any candidate for political office or (b) any other Person while knowing that all or a portion of such money or thing of value would be used unlawfully or offered, given or promised, directly or indirectly, to any member of a Governmental Authority or candidate for political office, in any of the foregoing cases in (a) and (b), for the purpose of the following: (i) influencing in any material respect any action or decision of such Person, in his or its official capacity, including a decision to fail to perform his or its official function; (ii) inducing such Person to use his or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person; or (iii) where such payment or thing of value would constitute a bribe, kickback or illegal or improper payment or gift to assist the Company in obtaining or retaining business for, or with, or directing business to, any Person.

4.22           Data Protection; Sensitive Data.

(a)            To the Knowledge of the Sellers, the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not conflict with or result in a violation or breach of any applicable Privacy Laws.

(b)            In the past three (3) years, to the Knowledge of the Sellers, there has been no Data Compromise Event that would require the Company to notify any Government Authority or other Person of any Data Compromise Event.

(c)            Except as disclosed on Section 4.22(c) of the Disclosure Schedule, Sensitive Data collected or received by the Company in connection with providing services or products (i) was collected, used, disclosed and safeguarded in accordance with all applicable Laws or agreements, or both, and (ii) when collected, used, disclosed or safeguarded by the Company, in any manner in which the Sensitive Data was collected, used, disclosed or safeguarded prior to the date hereof, (A) does not infringe the patent, copyright, trademark, trade secret, or other intellectual property rights of any Person, (B) does not violate the privacy rights of any Person, and (C) does not violate any applicable Law or agreement. The Company has taken all commercially reasonable steps to maintain the confidentiality and proprietary nature of the Sensitive Data, including, without limitation, implementing and maintaining an information security program that includes reasonable administrative, technical and physical safeguards designed to: (i) insure the security and confidentiality of such Sensitive Data, (ii) protect against any anticipated threats or hazards to the security or integrity of such Sensitive Data; and (iii) protect against unauthorized access to or use of such Sensitive Data that could reasonably be expected to result in a substantial harm or inconvenience to customer of the Company. To the extent the Company has entered into written agreements with any vendors, service providers or other entities under which such Company provides Sensitive Data, those agreements require that such vendors, service providers and other entities protect such Sensitive Data in a manner equivalent to the protections that such Company is required by Law, or pursuant to published privacy notices, to provide to the Sensitive Data involved.

4.23           No Further Representations. Buyer has had the opportunity to conduct and has conducted and undertake all due diligence inspections, reviews and investigations it deems necessary or advisable with respect the Sellers, the Company and its assets, liabilities and business, and all other information and matters relating to the same and the transaction contemplated by this Agreement. Except as expressly set forth in this Article IV and the Disclosure Schedules, Sellers have not and will not make, and hereby expressly disclaims, all other representations and warranties with respect to the Seller, the Company and its assets, liabilities and business, whether express or implied. Buyer acknowledges and agrees that Sellers have not made, will not make and hereby disclaim any representations or warranties, express or implied, regarding or in any manner relating to the Company and its business and performance from and after Closing.

ARTICLE V
Representations and Warranties of Buyer

Buyer warrants and represents to Sellers as follows:

5.01           Due Formation. Buyer is a commercial bank duly formed, validly existing and in good standing under the laws of the State of Tennessee.

5.02           Authority. Buyer has the full power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite company action on the part of Buyer. This Agreement has been, and at Closing each other Transaction Document will be, duly executed and delivered by Buyer and do or will, as the case may be (in each case assuming due authorization, execution, and delivery by the Sellers), valid and binding upon, and enforceable against, Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

5.03           No Violations.

(a)            The execution, delivery and performance of this Agreement and each Transaction Document by Buyer do not and will not, after the giving of notice, or the lapse of time, or otherwise: violate, conflict with, result in a breach of, or constitute a default under, the organizational documents of Buyer, or any Law or any material contract, agreement, commitment or plan to which Buyer is a party, except for those that, individually or in the aggregate, would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)            The execution and delivery by Buyer of this Agreement and each Transaction Document do not, and the performance by Buyer of its obligations hereunder and thereunder will not, require Buyer to obtain any consent, order, approval, authorization or other action of, or make any filing with or give any notice to, any Governmental Authority, except where failure to obtain such consents, orders, approvals, authorizations or actions, make such filings or give such notices would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

5.04           Brokers. There is no Person acting on behalf of, or representing, Buyer or any of its Affiliates as broker, finder, investment banker, financial advisor or in any similar capacity who will be entitled to any fee in connection with the transactions contemplated hereby.

5.05           Litigation. There are no Proceedings pending against Buyer or any of its assets or properties at law or in equity, before or by any Governmental Authority, or by any other Person, that, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect.

5.06           Financial Ability. Buyer has on the date of this Agreement, and on the Closing Date Buyer shall have, all funds necessary to purchase the Membership Interests and to consummate the transactions contemplated by this Agreement and the Transaction Documents. There is no financing contingency or condition applicable to the transactions contemplated by this Agreement.

5.07           Knowledge of Breaches. As of the date of this Agreement, the Buyer does not have any actual knowledge that any of the representations and warranties of the Sellers set forth in Article IV are untrue.

ARTICLE VI
Pre-Closing Covenants

6.01           Consents; Government Filings.

(a)            Buyer shall be responsible, at its cost and expense, and assumes all obligations to (i) obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be, or become, necessary for its execution and delivery of, performance of its obligations pursuant to, and consummation of the transactions contemplated by, the Transaction Documents, (ii) take all such actions as may be requested by any such Governmental Authority or official to obtain such authorizations, consents, orders and approvals and (iii) avoid the entry of, or to effect the dissolution of, any Order, judgment, temporary restraining order or other order in any Proceeding, that would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated hereby. Each party will cooperate with the reasonable requests of the other parties in seeking promptly to obtain all such authorizations, consents, orders and approvals.

(b)            Subject to applicable Law, each party to this Agreement shall promptly notify the other parties of any oral or written communication it receives from any Governmental Authority (excluding for the purposes of this Section 6.01(b), the Securities and Exchange Commission) relating to the matters that are the subject of this Agreement, permit the other parties to review in advance any communication proposed to be made by such party to any Governmental Authority and shall provide the other party with copies of all correspondence, filings or other communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand. No party to this Agreement shall agree to participate in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or such conversation. Each party to this Agreement agrees to consult with the other parties on an ongoing basis regarding, and to keep the other parties apprised of the status of, the authorizations, consents, orders and approvals that are the subject of this Section 6.01 and the actions planned to be taken by such party with respect thereto. Subject to applicable Law and the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing.

(c)            Each party to this Agreement agrees to cooperate in obtaining any other consents and approvals that may be required in connection with the transactions contemplated hereby; provided, however, that no party shall be required to compensate any third party, commence or participate in any litigation, or offer or grant any accommodation (financial or otherwise) to any third party to obtain any such consent or approval.

6.02           Conduct Pending Closing. From the date hereof until the Closing, the Sellers shall, and shall cause the Company to, conduct and carry on its business in the Ordinary Course, and use commercially reasonable efforts to preserve intact the assets and properties of the Company, reasonable wear and tear excepted, as well as the Company Employees, and maintain and preserve their relationships with customers, suppliers and others having business relationships with the Company. Except as contemplated by this Agreement, as set forth in Section 6.02 of the Disclosure Schedule or as otherwise consented to in writing by Buyer, which consent shall not be unreasonably conditioned, delayed or withheld, the Sellers shall, and shall cause the Company to:

(a)            not split, combine or reclassify any Membership Interests or other equity interests;

(b)            not declare, set aside, make or pay any dividend or other distribution in respect of the Membership Interests or any other equity interests of the Company;

(c)            not authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Membership Interests or other equity interests, or grant any stock appreciation, phantom stock, profit participation, profits interests or similar rights or obligations with respect to any Membership Interests or other equity interests;

(d)            not redeem or repurchase any Membership Interests or other equity interests, except repurchases of any equity interests issued to employees or directors of, or consultants or advisors to, the Company in connection with the termination of such employee, director, consultant or advisor;

(e)            make any change to the certificate of formation, limited liability company agreement or other organizational documents of the Company;

(f)             not purchase, sell, lease, license, mortgage, pledge or otherwise acquire or dispose of any properties, rights or assets with a value in excess of $50,000;

(g)            other than in the Ordinary Course, not enter into, or become obligated under, any Contract that would be a Material Contract if existing on the date hereof;

(h)            except as specifically provided in this Agreement, materially amend, waive or terminate (except in the event the term thereof ends) any Material Contract; provided, however, that the foregoing shall in no event prohibit the Company from amending, renewing or extending Material Contracts in the Ordinary Course;

(i)             not enter into any agreement or commitment with any Affiliate of any Seller or the Company other than in the Ordinary Course and terminable without payment or penalty by the applicable Company on or before Closing;

(j)             not grant any Lien, or permit or suffer to exist any Lien, other than a Permitted Exception, on any of the properties or assets of the Company, except, in each case, in the Ordinary Course or pursuant to credit facilities in existence on the date hereof (or any extensions, renewals or refinancings thereof) or cancel any material debts or waive any material claims or rights of the Company other than in the Ordinary Course;

(k)            not change, amend or otherwise modify any accounting practice or policy, except as required by Law or changes in GAAP;

(l)             not make, change or revoke any election relating to Taxes of the Company, change any Tax accounting period, adopt or change any Tax accounting methods, practices, principles and policies, file any amended Tax Return, enter into any Tax closing agreement, or settle or compromise any Tax audit, claim or other proceeding or liability (other than the payment of Taxes in the ordinary course of business) with respect to Taxes of the Company, agree or consent to any extension or waiver of any statute of limitations with respect to any assessment or determination of any Taxes of the Company, make any voluntary Tax disclosure or Tax amnesty or other similar application or filing, or surrender any right to claim a Tax refund related to Taxes of the Company;

(m)           increase in any respect the compensation, salary, wages, bonus or fringe benefits of any current or former director, officer, manager, employee, consultant or other service provider of the Company (including any current or former leased employees), or any spouse, dependent or beneficiary thereof, other than as required by any Employee Plan existing on the date hereof or applicable Law or as expressly contemplated under this Agreement;

(n)            make any increase in, or accelerate the vesting of, the compensation or benefits payable or to become payable, or grant any retention, severance or termination pay (or rights thereto) to any current or former director, officer, manager, employee, consultant or other service provider of the Company (including any current or former leased employees), or any spouse, dependent or beneficiary thereof, or enter into, amend or terminate any Employee Plan (or enter into any new plan or arrangement that would be an Employee Plan if in effect on the date hereof), other than as required by any Employee Plan existing on the date hereof or applicable Law or as expressly contemplated under this Agreement;

(o)            maintain in full force and effect, policies of insurance of substantially the same type, character and coverage as the policies carried and maintained by the Company as of the date of this Agreement;

(p)            not authorize or commit to make any capital expenditures following the Closing except aggregate capital expenditures of less than $15,000;

(q)            not adopt a plan of merger, consolidation, liquidation, dissolution, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization; and

(r)             not agree or commit to do or otherwise take any action inconsistent with any of the foregoing.

Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing.

6.03           Commercially Reasonable Efforts. Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take promptly, or cause to be taken, all reasonable actions, and to do promptly, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate, to satisfy such party’s closing conditions and make effective the transactions contemplated hereby, to obtain all of such party’s necessary waivers, consents and approvals under applicable Laws and to effect all of such party’s necessary registrations and filings under applicable Laws, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the other party hereto the benefits contemplated by this Agreement.

6.04           Exclusive Dealing. None of the Sellers will, and the Sellers shall cause the Company and its Affiliates not to, directly or indirectly, through any officer, director, employee, agent or otherwise, (a) solicit, initiate or encourage submission of proposals or offers from any Person relating to an acquisition or purchase of all or a material portion of the assets of, or an equity interest in, the Company or any merger, consolidation or business combination with the Company or other similar transaction (each a “Potential Transaction”), (b) enter into any Contract with respect to a Potential Transaction or enter into any Contract requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby, or (c) participate in any discussions or negotiations regarding or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Sellers shall, and the Sellers shall cause the Company and its representatives and controlled Affiliates to, (i) immediately cease any discussions or negotiations of the nature described in this Section 6.05 that were conducted prior to the date hereof; (ii) promptly notify any party with which such discussions or negotiations were being held of such termination; and (iii) promptly request in writing that all Persons to whom nonpublic information concerning the Company has been distributed on or prior to the date of this Agreement return or destroy such information to such Company as soon as possible.

6.05           Notice of Certain Events. Each party will give prompt notice to the other parties of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the Sellers or Buyer, as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Closing Date or that will or may result in the failure to satisfy any of the conditions specified in Article VII or Article VIII hereof and (b) any failure of any Seller or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any of them under this Agreement. The Sellers acknowledge that Buyer does not and will not waive any rights it may have under this Agreement as a result of any such notifications.

ARTICLE VII
Conditions to Closing Applicable to Buyer

The obligations of Buyer hereunder are subject to the following conditions precedent:

7.01           Bring-Down of Seller Warranties and Covenants. (a) The warranties and representations made by the Sellers in Article IV (i) that are qualified by Material Adverse Effect or materiality must be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) with the same effect as if such warranties and representations had been made on and as of the Closing Date, and (ii) that are not qualified by Material Adverse Effect or materiality must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) with the same effect as if such warranties and representations had been made on and as of the Closing Date; (b) the Sellers shall have performed and complied with, in all material respects, all agreements, covenants and conditions on their respective parts required to be performed or complied with by this Agreement on or prior to the Closing Date; (c) no Material Adverse Effect must have occurred; and (d) at the Closing, if requested by Buyer, Buyer shall have received a certificate executed by an authorized officer of each Seller (or, if such Seller is an individual, executed by such Seller) evidencing satisfaction of the conditions set forth in clauses (a), (b) and (c).

7.02           No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

7.03           Minimum Members’ Capital. The Company shall have certified to the Buyer that the Company’s Members’ Capital as of the Closing Date is at least $8,564,000.

7.04           Closing Deliverables. Buyer must have received all of the documents, instruments, and certificates required to be delivered by or on behalf of the Sellers at or prior to the Closing pursuant to Section 3.02 (Closing Deliveries by Sellers).

ARTICLE VIII
Conditions to Closing Applicable to Sellers

The obligations of the Sellers hereunder are subject to the following conditions precedent:

8.01           Bring-Down of Buyer Warranties and Covenants. (a) The warranties and representations made by Buyer herein to the Sellers in Article V (i) that are qualified by Buyer Material Adverse Effect or materiality must be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) with the same effect as if such warranties and representations had been made on and as of the Closing Date, and (ii) that are not qualified by Buyer Material Adverse Effect or materiality must be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) with the same effect as if such warranties and representations had been made on and as of the Closing Date; (b) Buyer shall have performed and complied with, in all material respects, all agreements, covenants and conditions on its part required to be performed or complied with by this Agreement on or prior to the Closing Date; and (c) at the Closing, if requested by Sellers, the Sellers shall have received a certificate executed by an authorized officer of Buyer evidencing satisfaction of the conditions set forth in clauses (a) and (b).

8.02           No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.

8.03           Closing Deliverables. The Sellers must have received all of the documents, instruments, and certificates required to be delivered by or on behalf of Buyer at or prior to the Closing pursuant to Section 3.03 (Closing Deliveries by Buyer).

ARTICLE IX
Termination

9.01          Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a)            by mutual consent of Buyer and the Sellers’ Representative;

(b)            by Buyer or the Sellers’ Representative, if the Closing shall not have occurred on or before 5:00 p.m. ET on May 7, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any party that has breached or failed to perform of any of the covenants and agreements of such party set forth in this Agreement and such breach shall have been the cause of, or resulted in, the failure of the Closing to have occurred by the End Date; or

(c)            by Buyer or the Sellers’ Representative, if a court of competent jurisdiction or other Governmental Authority issues a final, non-appealable Order, or takes any other action, or any Law exists, in each case, that prevents or otherwise prohibits the Closing or that otherwise has the effect of making the Closing or the transactions contemplated by this Agreement illegal.

9.02           Effect of Termination. In the event that this Agreement is terminated pursuant to Section 9.01 (Termination), written notice thereof shall be given to the other party, specifying the provision(s) pursuant to which such termination is made, and this Agreement shall forthwith become null and void, except (a) for the provisions of Article I (Definitions), Article XII (Miscellaneous) and this Section 9.02, all of which shall survive termination of this Agreement and (b) that no termination shall relieve any party from liability for any material breach of this Agreement.

ARTICLE X
Certain Other Understandings

10.01         Employee Matters.

(a)            Subject to any limitations or requirements imposed by applicable Law, Buyer shall cause the Company to provide to those individuals who were employed by the Company immediately prior to the Closing Date and who remain employed after the Closing Date, including, without limitation, Sellers and Key Employees (the “Company Employees”), employee benefits (other than equity-based compensation) that are substantially comparable in the aggregate to the employee benefits provided to Buyer’s or its Affiliates’ similarly situated employees.

(b)            Following the Closing, Buyer shall, or shall cause its Affiliates and the Company to, cause any employee benefit plans covering the Company Employees following the Closing Date (collectively, the “Post-Closing Plans”) to, except to the extent such service credit would result in a duplication of benefits for the same period of service, such past service is not recognized for similarly-situated employees of Buyer or with respect to any plan or benefit that is grandfathered or frozen as to participation or accruals, recognize the service of each Company Employee with the Company prior to the Closing Date for purposes of eligibility to participate, vesting and, solely with respect to severance levels and paid time-off, benefit accruals, to the extent set forth in Section 4.11(a) of the Disclosure Schedule.

(c)            Prior to the Closing Date, the Company shall, if specifically requested in writing by Buyer no later than five (5) business days prior to the Closing Date, adopt resolutions, conditioned on the occurrence of the Closing, to cause one or more Employee Plans to terminate as of a date on, immediately before or after the Closing Date (as determined by Buyer and at the sole cost of Buyer if advance notice periods cannot be satisfied in advance of Closing) All resolutions adopted or executed in connection with the implementation of this Section 10.01(c) shall be subject to Buyer’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(d)            Nothing contained in this Section 10.01 shall be construed as requiring the continued employment or engagement of any employee or other service provider after the Closing Date except as provided in the Employment Agreements. Nothing in this Section 10.01 shall (i) create a third-party beneficiary relationship or otherwise confer any benefit, entitlement, or right upon any Person other than the parties hereto, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under this Section 10.01 or (ii) be deemed an amendment or modification of, or waiver under, any Employee Plan or any employee benefit plan of Buyer or any of its Affiliates. Nothing in this Agreement shall be deemed to require duplicate benefits to be paid or provided to or with respect to any employee under any Employee Plan or any employee benefit plan of Buyer or any of its Affiliates for the same period of service.

10.02         Tax Matters.

(a)            The Sellers’ Representative, at Sellers’ sole expense, shall prepare, or cause to be prepared, and file all income Tax Returns required to be filed by the Company for any taxable period, or portion thereof, ending on or before the Closing Date (“Pass-Through Returns”) ”. All Pass-Through Returns shall be prepared in a manner consistent with the Company’s past practices; provided, that the Sellers’ Representative shall cause the Company to make (and not revoke) a valid election under Section 754 of the Code for the Company’s taxable period ending on the Closing Date. The Buyer and the Company shall reasonably cooperate with the Sellers’ Representative and shall timely provide the Sellers’ Representative with reasonable access to Tax Returns, books and records and other relevant information reasonably necessary to prepare such Pass-Through Returns. The Sellers’ Representative shall provide a draft of such Pass-Through Returns to Buyer at least thirty (30) days prior to the due date for filing such Pre-Closing Period Return, shall permit the Buyer to review and comment on all Pass-Through Returns, and shall make such revisions as are reasonably requested by the Buyer in writing. Sellers shall be responsible for and shall timely and fully pay or have the Sellers’ Representative pay any Taxes shown on any Pass-Through Return to the appropriate Taxing Authority. To the extent such Taxes are reflected in Tax Returns that Buyer, the Company or any of their Affiliates file following the Closing Date, Sellers shall cause the Sellers’ Representative to pay such amounts to Buyer at least seven (7) days before payment of such Taxes is due after the Closing Date.

(b)            The Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns for the Company for any Straddle Periods that are due after the Closing Date (“Straddle Period Returns”). Buyer shall provide a draft of any material Straddle Period Returns to Sellers’ Representative at least thirty (30) days prior to the due date for filing such Straddle Period Returns, shall permit the Sellers’ Representative to review and comment on all such Straddle Period Returns and shall make such revisions to such Straddle Period Returns as are reasonably requested by the Sellers’ Representative in writing. Such Straddle Period Returns that shall be prepared in a manner consistent with past practices of the Company except as otherwise required by applicable Law. Sellers shall be responsible for and shall timely and fully pay or have the Sellers’ Representative pay any Taxes shown on any Straddle Period Return that are allocable to the Pre-Closing Tax Period to Buyer at least seven (7) days before payment of such Taxes is due after the Closing Date. The Buyer shall use its commercially reasonable efforts to close any taxable period that would otherwise be a Straddle Period effective as of the Closing Date to the extent such action is permitted by applicable Law. Unless otherwise required by applicable Law, Buyer shall not file any amended Tax Return of the Company relating to any taxable period, or portion thereof, ending on or prior to the Closing Date without the Sellers’ Representative prior written consent, not to be unreasonably withheld, conditioned or delayed, to the extent Sellers could reasonably be expected to be responsible for any Taxes reflected as due and payable on such Tax Return in accordance with applicable Law or pursuant to this Agreement.

(c)            Pre-Closing Tax Period. “Pre-Closing Tax Period” ” shall mean all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

(d)            Straddle Periods. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period” ), (i) the amount of any Taxes based on or measured by income, revenue, sales or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the end of the day on the Closing Date, (ii) the amount of any employment or similar Taxes of the Company based on the payment of wages, salaries or other compensation amounts by or on behalf of the Company for the Pre-Closing Tax Period shall be determined based on the date on which the compensation that gave rise to the Tax was earned and allocated based on an interim closing of the books as of the end of the day on the Closing Date, and (iii) the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period through and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(e)            Subject to the provisions of this Section 10.2, the Buyer, the Company and the Sellers’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Buyer, the Company and the Sellers’ Representative agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Sellers’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Buyer or the Sellers’ Representative, as the case may be, shall allow such party to take possession of such books and records. The Buyer, the Company and the Sellers’ Representative further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(f)            Tax Consequences. The parties agree that, for U.S. federal and applicable state and local income tax purposes, the sale of the Membership Interests to Buyer pursuant to this Agreement shall constitute a termination of the Company partnership pursuant to Section 708 of the Code and the Buyer’s acquisition of the Membership Interests to Buyer pursuant to this Agreement shall be treated for federal income tax purposes, consistent with the principles in Treasury Regulation § 1.708-7(c) and IRS Revenue Ruling 99-6, 1999-1 C.B. 432, Situation 2: (i) with respect to the Buyer (or the entity from which Buyer is disregarded as separate for U.S. federal income tax purpose), as the acquisition of the assets of the Company in exchange for the Purchase Price plus the assumption of any liabilities of the Company at the Closing which are required to be taken into account as purchase price for U.S. federal income tax purposes (the “Taxable Purchase Price”), and (ii) with respect to the Sellers, as a sale of the Membership Interests to Buyer (or the entity from which Buyer is disregarded as separate for U.S. federal income tax purposes) in exchange for the Taxable Purchase Price. The parties shall treat the transaction for all U.S. federal and applicable state and local income tax purposes, including reporting on their respective Tax Returns, in a manner consistent with this Section 10.2(e) to the greatest extent permitted by applicable Law.

(g)            Purchase Price Allocation. Within ninety (90) days following the Closing Date, Buyer shall provide the Sellers’ Representative with a schedule allocating all such amounts as provided herein (the “Allocation Schedule”), for the Sellers’ Representative’s review and comment. The Allocation Schedule shall be prepared in accordance with Sections 755 and 1060 of the Code and the applicable Treasury Regulations promulgated thereunder. If the Sellers’ Representative accepts the Allocation Schedule delivered by Buyer to the Sellers’ Representative in writing, or if the Sellers’ Representative fails to give written notice to Buyer of any objection within thirty (30) days after delivery of the Allocation Schedule, the Allocation Schedule shall become final and binding on the Parties. In the event that the Sellers’ Representative notifies Buyer in writing of any objection to the Allocation Schedule, Buyer and the Sellers’ Representative shall attempt in good faith to resolve their differences with respect to the Allocation Schedule. If Buyer and the Sellers’ Representative, however, are unable to resolve their differences within fifteen (15) days after Buyer’s receipt of the Sellers’ Representative’s objections to the Allocation Schedule, Buyer and the Sellers’ Representative shall submit any disputed items to the Independent Auditors for a resolution of the dispute, with the Independent Auditors acting as an expert and not as an arbitrator. The decision of the Independent Auditors shall be final and binding on the Sellers and Buyer absent manifest error. The fees and expenses of the Independent Auditors shall be shared equally by Buyer, on one hand, and the Sellers, on the other. Buyer and the Sellers’ Representative shall, to the extent necessary, work together in good faith to revise the Allocation Schedule to reflect any post-Closing payment made pursuant to or in connection with this Agreement (including for the avoidance of doubt, any payments made pursuant to Section 2.06 and any indemnity payments pursuant to Article XI). Except as the parties may otherwise agree or as may be required otherwise pursuant to applicable Law, the parties will, and will cause each of their respective Affiliates to, prepare and file all Tax Returns, including but not limited to IRS Form 8594, in a manner consistent with the final Allocation Schedule and will not take any position for Tax purposes, whether in a Tax audit or other Tax proceeding, that is inconsistent with the final Allocation Schedule, unless required by applicable Law; provided, that this Section 10.2(g) shall not prevent Buyer, Sellers or any of their Affiliates from settling, or requiring any of them to litigate, a proposed deficiency, adjustment, suit or other proceeding by any Taxing Authority with respect to the Allocation Schedule, as finally determined pursuant to this Section 10.2(g). Buyer and Sellers’ Representative shall promptly inform one another in writing of any challenge by any Taxing Authority to any allocation made in accordance with the Allocation Schedule, as finally determined pursuant to this Section 10.2(g).

(h)            Tax Proceedings. Buyer and the Sellers’ Representative shall promptly notify each other in writing upon receiving notice of any audit or other inquiry or proceeding with respect to Taxes relating to the Company (a “Tax Proceeding”) for which the other (or the other’s Affiliates) would reasonably be expected to be responsible, whether under applicable Law or under this Agreement; provided, that any failure to so notify or any delay in notifying shall not relieve any Person of its or his obligations hereunder except to the extent that such Person is actually and materially prejudiced by such failure or delay. Buyer shall control the conduct of any Tax Proceeding; provided, however, that if and to the extent that the Sellers would be responsible for the Tax Liabilities that would result from a Tax Proceeding pursuant to applicable Law or this Agreement, Buyer shall keep Sellers’ Representative reasonably informed regarding material developments in respect of such Tax Proceeding or portion thereof, the Sellers’ Representative shall be entitled to participate in the conduct of such Tax Proceeding or portion thereof, and Buyer shall consider in good faith all comments from Sellers’ Representative with respect to such Tax Proceeding or portion thereof before settling or compromising such Tax Proceeding or portion thereof. Notwithstanding anything to the contrary in this Agreement, with respect to any Tax Proceeding relating to a taxable period (or portion thereof) ending on or before the Closing Date, if determined by Buyer (in its sole discretion) the Seller and Sellers’ Representative shall and shall cause their Affiliates to take any and all actions necessary to make any available election under Section 6226 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision under state, local or foreign Law) with respect thereto.

(i)            Overlap. In the event of any conflict of any provision of this Section 10.02 and any other provision of this Agreement, as it relates to Taxes, the provisions of this Section 10.02 shall govern.

10.03       Post-Closing Access to Records and Records Retention.

(a)            Buyer and the Sellers shall provide each other with such assistance as may reasonably be requested by the other in connection with the preparation and filing of any return or report of Taxes, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis during normal business hours to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Buyer and the Sellers will retain for the full period of any statute of limitations and provide the other with any records or information that may be relevant to such preparation, audit, examination, proceeding or determination.

(b)            Without limiting Section 10.03(a) above, in order to facilitate the resolution of any claims made by or against any third party (other than any such claims made by or against the other party) after the Closing, upon reasonable notice, each party hereto shall, after the Closing but subject to any confidentiality obligation to a third Person, maintenance of attorney-client privilege and any other bona fide and good faith restriction on its ability to provide information or access: (i) afford the officers, employees and authorized agents and representatives of the other party reasonable access, during normal business hours, to the offices, properties, books and records of such party with respect to the operation of the Company that are in the possession of such party, (ii) furnish to the officers, employees and authorized agents and representatives of the other party such additional financial and other information regarding the Company as the other party may from time to time reasonably request and (iii) make available to the other party the employees of such party whose assistance, testimony or presence of such persons as witnesses in hearings or trials for such purposes; provided, however, that such investigation shall not unreasonably interfere with the business or operations of such party. In no event shall the Sellers have access to the Tax Returns of Buyer or its Affiliates.

(c)            Each Seller agrees for a period extending five (5) years after the Closing Date not to destroy or otherwise dispose of any records relating to the Company and to the period prior to Buyer’s acquisition of the Membership Interests. After such period, such Seller may destroy or otherwise dispose of such records if such Seller shall offer in writing to surrender such records to Buyer and Buyer shall fail to agree in writing to take possession thereof during the thirty (30) day period after such offer is made.

10.04       Confidentiality     . After the Closing, the Sellers shall continue to maintain the confidentiality of all information, documents and materials relating to the Company and the terms of this Agreement and the other Transaction Documents, except to the extent disclosure of any such information is required by Law or regulation or reasonably occurs in connection with disputes over the terms of this Agreement or the Business. In the event that any Seller reasonably believes after consultation with counsel that it is required by Law to disclose any confidential information described in this Section 10.04 such party will (a) provide the Buyer with prompt notice before such disclosure so that the Buyer may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information and (b) cooperate with the Buyer in attempting to obtain such order or assurance. The provisions of this Section 10.04 shall not apply to any information, documents or materials which are, as shown by appropriate written evidence, in the public domain or, as shown by appropriate written evidence, shall come into the public domain, other than by reason of breach by the applicable Party bound hereunder or its Affiliates.

ARTICLE XI
Indemnification

11.01       Indemnification Obligations of the Sellers. Subject to the provisions of this Article XI, the Sellers will, severally and in accordance with their respective Pro Rata Shares with respect to any monetary obligations resulting from a Buyer Loss (as defined below), indemnify, defend and hold harmless Buyer and each of its officers, managers, employees, agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law) and damages actually incurred by a Buyer Indemnified Party following the Closing Date (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) (the “Buyer Losses”) arising out of or relating to:

(a)            any breach or inaccuracy of any representations or warranties made by the Sellers in Article IV of this Agreement;

(b)            any material breach of any covenant, agreement or undertaking made by the Sellers in this Agreement and, to the extent that the breach is able to be cured, such breach is not cured within thirty (30) days after written notice from Buyer;

(c)            any claim made by any former or current holder of any membership interest or ownership interest in any of the Company, or any securities convertible into, exchangeable for or entitling the holder to receive any membership interest or ownership interest in any the Company, in connection with (i) the transactions contemplated by this Agreement or (ii) any rights relating to any membership interest or ownership interest in Company, any securities convertible into, exchangeable for or entitling the holder to receive any membership interest or ownership interest in any of the Company, other than in connection with Buyer’s failure to pay the consideration payable pursuant to this Agreement in accordance with the terms hereof;

(d)            any liability for any Taxes: (i) of the Seller for any taxable period, (ii) imposed on the Company or assessed against the properties, income or operations of the Company for any taxable period, or portion thereof, ending on or prior to the Closing Date, (iii) described in clause (i) or (ii) imposed or assessed as a result of the inclusion with any Person, prior to the Closing Date in a consolidated, combined, affiliated or unitary Tax group, or an integrated fiscal unit, by reason of a liability under Treasury Regulations § 1.1502-6 or any comparable provisions of foreign, state or local Law, (iv) described in clause (i) or (ii) of any Person for any taxable period, or portion thereof, ending on or prior to the Closing Date imposed under the principles of transferee or successor liability, by contract or otherwise, or (v) described in clause (i) or (ii) for any taxable period, or portion thereof, ending on or prior to the Closing Date imposed or assessed as a result of any tax sharing, tax indemnity or tax allocation agreement, except, in each case in respect of clauses (i) through (v), to the extent such Taxes are reflected in Accrued Company Taxes; or

(e)            any Transaction Expenses not included in the Estimated Transaction Expenses.

11.02       Indemnification Obligations of Buyer. Buyer will indemnify and hold harmless the Sellers and each of their agents and representatives and each of the Affiliates, heirs, executors, successors and assigns of any of the foregoing (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages actually incurred by a Seller Indemnified Party following the Closing Date (including, without limitation, amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses) (the “Seller Losses”) arising out of or relating to:

(a)            any breach or inaccuracy of the representations and warranties of the Buyer set forth in Article V of this Agreement; or

(b)            any material breach of any covenant, agreement or undertaking made by Buyer in this Agreement.

11.03       Indemnification Procedure.

(a)            Promptly after receipt by a Buyer Indemnified Party or a Seller Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Authority) of any complaint or the commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from any other party for any Buyer Losses or any Seller Losses (as the case may be), such Indemnified Party will notify Buyer or the Sellers’ Representative, as the case may be (the “Indemnifying Party”), promptly following the Indemnified Party’s receipt of such complaint or of notice of the commencement of such audit, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party will have the right, upon written notice delivered to the Indemnified Party within ten (10) days thereafter assuming full responsibility for any Buyer Losses or Seller Losses (as the case may be) resulting from such audit, investigation, action or proceeding, to assume the defense of such audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that, the Indemnifying Party will not have the right to assume such defense if (i) in the reasonable opinion of counsel for the Indemnified Party, there is a reasonable likelihood of a material conflict of interest between the Indemnifying Party and the Indemnified Party, (ii) the claim for indemnification relates to or arises in connection with a criminal proceeding, (iii) the principal relief sought by such action is an injunction or equitable relief against the Indemnified Party, (iv) Buyer reasonably believes that Buyer Losses relating to such claim could exceed the maximum amount that the Buyer Indemnified Parties could then be entitled to receive under this Article XI or (v) the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such audit, investigation, action or proceeding. Should an Indemnifying Party assume the defense of a third-party claim in accordance with this Section 11.03, the Indemnifying Party shall not be liable to the Indemnified Party for any of the Indemnified Party’s legal expenses incurred by the Indemnified Party in connection with the investigation or defense thereof. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such ten (10) day period, or if the Indemnifying Party is otherwise not entitled to assume such defense, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party will reimburse the Indemnified Party for the reasonable fees and disbursements of such counsel upon the final, non-appealable resolution of such audit, investigation, action, or proceeding; provided, however, that the Indemnifying Party will not be required to reimburse the Indemnified Party for the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of the defense of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(b)            No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless such settlement, compromise or consent (i) includes an unconditional release of the Indemnifying Party from all liability arising out of such claim and (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnifying Party. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such claim, does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party and does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c)            In the event an Indemnified Party claims a right to indemnification pursuant to this Article XI, such Indemnified Party will send written notice of such claim to the appropriate Indemnifying Party. Such notice will specify the basis for such claim and the facts and circumstances concerning such claim, describe the amount thereof, if known, or a good faith estimate of such amount, and the method of computation of such amount, all with reasonable particularity. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party will establish the merits and amount of such claim (by mutual agreement, litigation, arbitration or otherwise) and, within ten (10) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party will pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder.

11.04       Survival. The parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided, however, that (i) each of the Buyer Fundamental Representations and Seller Fundamental Representations shall survive the Closing without limitation until the date that is four (4) years after the Closing Date, and (ii) the representations and warranties of the Sellers set forth in Section 4.13 (Taxes) will survive until the date that is ten (10) days after the expiration of the applicable statute of limitations; and (b) the covenants in this Agreement will survive Closing in accordance with their respective terms for such period as will be required for the party required to perform such covenant to complete the performance required thereby. Notwithstanding the foregoing, if, prior to the close of business on the last day a claim for indemnification may be asserted hereunder, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof provided suit is filed within six (6)  months following the end of the applicable survival period. No breach of any representation, warranty or covenant contained in this Agreement or in any certificate delivered pursuant to this Agreement shall give rise to any right on the part of any party hereto, after the Closing to rescind this Agreement or any of the transactions contemplated hereby.

11.05       Liability Limits. Notwithstanding anything to the contrary set forth herein:

(a)            Subject to Section 11.05(c) below, the Buyer Indemnified Parties shall not be entitled to recover any Buyer Losses under Section 11.01(a) unless and until the aggregate Buyer Losses for which Buyer Indemnified Parties would otherwise be entitled to indemnification under Section 11.01(a) exceed $100,000 (the “Deductible”), at which point Buyer Indemnified Parties shall become entitled to be indemnified for all such Losses incurred by Buyer Indemnified Parties in excess of the Deductible.

(b)            Subject to Section 11.05(c), the aggregate liability of each Seller for indemnification under Section 11.01(a) shall not exceed 50% of the aggregate Purchase Price paid by the Buyer to the particular Seller.

(c)            The limitations in subsections (a) and (b) of this Section 11.05 shall not apply to any Buyer Losses recoverable by Buyer Indemnified Parties as a result of any breach of a Seller Fundamental Representation or any Buyer Losses resulting from any actual fraud or intentional and willful misrepresentation by the Sellers.

(d)            If any Buyer Losses or Seller Losses sustained by an Indemnified Party are covered by an insurance policy, or an indemnification, contribution, or similar obligation of another Person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution, or similar payments; provided, however, that no Indemnified Party shall be required to institute any legal proceeding against any third party. The amount of any Buyer Losses or Seller Losses subject to indemnification under Section 11.01 (Indemnification Obligations of the Sellers) or Section 11.02 (Indemnification Obligations of Buyer), as applicable, shall be determined net of any third-party insurance or indemnity, contribution or similar proceeds that have actually been recovered in cash by the Indemnified Party after deducting therefrom all deductible amounts, increases in premiums specifically tied to such recoveries and out-of-pocket costs and expenses of such recoveries in connection with the facts giving rise to the right of indemnification. If any Indemnified Party actually receives such insurance proceeds or indemnity, contribution, or similar payments after the settlement of any indemnification claim under Section 11.01 (Indemnification Obligations of the Sellers) or Section 11.02 (Indemnification Obligations of Buyer), as applicable, such Indemnified Party shall refund to the Indemnifying Party the amount of such insurance proceeds or indemnity, contribution, or similar payments, up to the amount actually received in connection with such indemnification claim.

11.06       Offset. Notwithstanding anything contained in this Agreement to the contrary, Buyer shall have the right, in its sole and absolute discretion, to set-off, reduce and offset any Earnout Amount by the amount of any Buyer Losses subject to indemnification under Section 11.01 (Indemnification Obligations of the Sellers) that are (a) finally determined or agreed upon pursuant to the terms of this Agreement, or (b) asserted in good faith pursuant to the terms of this Agreement and in accordance with Section 10.05(c) but unresolved as of the payment date. Notwithstanding the forgoing, in the event that any amounts are offset pursuant to clause (b) of the immediately preceding sentence, then (1) the Parties will cooperate in good faith to resolve the applicable indemnification claim as expeditiously as possible, and (2) if the amount of Buyer Losses subject to such claim is agreed by the Parties or finally judicially determined to be less than the amount withheld from any Earnout Amounts, then the Buyer will promptly (and in no event later than five (5) Business Days following such agreement or determination) remit to the Sellers an amount equal to the difference between the amount offset from the applicable Earnout Amount and the agreed (or otherwise finally determined) Buyer Losses in respect of the applicable indemnification claim. Neither the exercise nor the failure to exercise the right set forth in this Section 11.06 will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to Buyer.

11.07       Tax Treatment of Indemnification. For all U.S. federal and applicable state and local Tax purposes, the parties agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Purchase Price to the greatest extent permitted under applicable Law.

ARTICLE XII
Miscellaneous

12.01       Cost and Expenses. Except as otherwise expressly provided in this Agreement, each of Buyer and the Sellers will pay their own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.

12.02       Entire Agreement; Amendment. The Disclosure Schedule and the Exhibits referenced in this Agreement are incorporated into this Agreement, and together with the Confidentiality Agreement and the other Transaction Documents, contain the entire agreement among the parties hereto with respect to the transactions contemplated hereunder, and supersede all negotiations, representations, warranties, commitments, offers, contracts and writings prior to the date hereof. No waiver of any provision of this Agreement shall be effective unless specifically made in writing and duly signed by the party to be bound thereby. No amendments or supplements to this Agreement shall be valid and binding unless set forth in a written agreement executed and delivered by the Sellers’ Representative and Buyer.

12.03            Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

12.04            Assignment, Successors and Assigns. The respective rights and obligations of the parties hereto shall not be assignable without the prior written consent of the other parties. Any attempted assignment of this Agreement not in accordance with the terms of this Section 12.04 shall be void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

12.05            Savings Clause. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof.

12.06            Headings. The captions of the various Articles and Sections of this Agreement have been inserted only for convenience of reference and shall not be deemed to modify, explain, enlarge or restrict any of the provisions of this Agreement.

12.07            Governing Law. The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Tennessee, excluding its conflict of laws provisions.

12.08            Press Releases. Upon execution of this Agreement, Buyer shall issue an initial press release relating to the transactions contemplated by this Agreement. Without the prior written approval of Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), no Seller shall (a) make any public announcements or statements regarding this Agreement or the transactions contemplated by this Agreement or (b) make public or disclose the terms of this Agreement or any information provided by any other party hereunder, except as may be required by applicable securities Laws or applicable requirements of stock exchanges or other similar governing bodies or except, in the case of clause (b), (i) to those Persons who are assisting the parties in assessing or effecting the transactions contemplated by this Agreement such as their accountants, bankers and legal advisors, and (ii) as required by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process or governmental investigation.

12.09            U.S. Dollars. All amounts expressed in this Agreement and all payments required by this Agreement are in United States dollars.

12.10       Notices.

(a)            All notices, requests, demands and other communications under this Agreement shall be in writing and delivered in person, or sent by (i) electronic mail, (ii) certified mail, postage prepaid, or (iii) nationally recognized overnight courier with a reliable tracking system, and properly addressed as follows:

To the Sellers or the Sellers’ Representative:

Warren Payne

c/o Fountain Leasing, LLC

8331 E. Walker Springs Lane, Suite 203

Knoxville, Tennessee 37923-3161

Email:

with copy to:

Gentry, Tipton & McLemore, P.C.

Riverview Tower

900 S. Gay Street, Suite 2300

Knoxville, Tennessee 37902

Attn: Greg D. Meadows

E-mail: gdm@tennlaw.com

To Buyer:

SmartBank

5401 Kingston Pike

Knoxville, Tennessee, 37319

Attn: William Y. Carroll, Jr.

E-mail: Billy.Carroll@smartbank.com

with copy to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

Attention:      Mark C. Kanaly (mark.kanaly@alston.com)

(b)            Either party may from time to time change its address for the purpose of notices to that party by a similar notice specifying a new address, but no such change shall be deemed to have been given until it is actually received by the party sought to be charged with its contents.

(c)            All notices and other communications required or permitted under this Agreement that are addressed as provided in this Section 12.10, if delivered personally or by air courier, shall be effective upon delivery; if sent by electronic mail, shall be delivered upon receipt of proof of transmission and if delivered by mail, shall be effective upon deposit in the United States mail, postage prepaid.

12.11       No Third Party Beneficiaries. This Agreement is solely for the benefit of the Sellers and its successors and permitted assigns with respect to the obligations of Buyer under this Agreement is solely for the benefit of Buyer and its successors and permitted assigns with respect to the obligations of the Sellers under this Agreement. This Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

12.12        Jurisdiction and Consent to Service. Each of the Sellers and Buyer (a) agrees that any suit, action or proceeding arising out of or relating to this Agreement may be brought exclusively in the state or federal courts located in the State of Tennessee, Knox County; (b) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (c) waives any objection that it may have to the laying of venue in any such suit, action or proceeding in any such court; and (d) agrees that service of any court paper may be made in such manner as may be provided under applicable Laws or court rules governing service of process. Provided, however, a suit, action or proceeding may be brought where the defendant is located for the purposes of enforcement of a judgment or to obtain injunctive relief.

12.13       Equitable Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement of this Agreement, the non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches of any covenant or agreement of this Agreement and (b) will waive, in any action for specific performance, the defense of the adequacy of a remedy at law and any requirement of a bond or other security.

12.14       WAIVER OF A JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.15       No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or if a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.16       Disclosure Schedules. Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information in the Disclosure Schedule shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by Buyer or the Sellers, as applicable, in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, Buyer or the Sellers, as applicable. Any description of any agreement, document, instrument or plan set forth on any Section of the Disclosure Schedule hereto is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument or plan. Any item disclosed in any Section of the Disclosure Schedule shall be deemed to have been disclosed with respect to each section in this Agreement (regardless of whether or not such section is qualified by reference to a Section of the Disclosure Schedule) if the relevance of such disclosure to such section is reasonably apparent.

12.17       Sellers’ Representative.

(a)            Each Seller hereby approves the designation of and designates Payne as the representative of the Sellers and as the attorney-in-fact and agent for and on behalf of each Seller (the “Sellers’ Representative”) with respect to claims under this Agreement (including matters under this Agreement where reference is made to the Sellers’ Representative) and the taking by the Sellers’ Representative of any and all actions and the making of any decisions required or permitted to be taken by the Sellers’ Representative under this Agreement.

(b)            Each Seller will be bound by all actions taken and documents executed and delivered by the Sellers’ Representative in its capacity as the Sellers’ Representative hereunder, including actions taken in connection with Section 12.17(a), and Buyer will be entitled to conclusively rely thereon.

(c)            In performing the functions specified in this Agreement, the Sellers’ Representative will not be liable to any Seller in the absence of willful misconduct on the part of the Sellers’ Representative. The Sellers will jointly and severally indemnify the Sellers’ Representative and hold it harmless against any damages incurred without willful misconduct on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder in its capacity as the Sellers’ Representative.

(d)            The Sellers’ Representative will not be entitled to receive any compensation from Buyer, the Sellers, or the Company in connection with services provided as Sellers’ Representative. Any out-of-pocket costs and expenses reasonably incurred by the Sellers’ Representative in connection with actions taken by the Sellers’ Representative under the terms of this Agreement (including the hiring of legal counsel and the incurring of legal fees and costs) will be promptly paid by Sellers in accordance with their respective Pro Rata Shares. Gentry Tipton & McLemore, P.C. (“GTM”) is representing the Sellers to the extent their interests are not in conflict and Sellers stipulate and agree that Sellers’ Representative will provide instructions and directions to GTM and GTM shall not be required to obtain further instructions or directions from Sellers.

(e)            The Sellers’ Representative may be removed by written agreement of Sellers representing a majority of the aggregate payment to be received by Sellers at the Closing (or their respective heirs).

(f)            If the Person serving as the Sellers’ Representative is removed, becomes unable to perform the responsibilities hereunder or resigns, a substitute representative will be appointed by Sellers representing a majority of the aggregate payment to be received by Sellers at the Closing (or their respective heirs). The Sellers’ Representative may resign as the Sellers’ Representative hereunder, effective upon a new representative being appointed in writing. The new Sellers’ Representative will provide written notice to Buyer of the occurrence of such event.

(g)            The provisions of this Section 12.17 are independent and severable, will constitute an irrevocable power of attorney, coupled with an interest and surviving death, granted by each Seller to the Sellers’ Representative and will be binding upon the executors, heirs, legal representatives and successors of each Seller and any references in this Section 12.17 to a Seller will include the successor to such Parties’ rights hereunder, whether under testamentary disposition, the Laws of descent or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

SELLERS:

WARREN PAYNE

/s/ Warren Payne

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

SELLERS:

G. PRICE COOPER

/s/ G. Price Cooper

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

SELLERS:

B. WADE WEST

/s/ B. Wade West

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

SELLERS:

CRAIG PHILLIPY

/s/ Craig Phillipy

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

BUYER:

SMARTBANK

/s/ William Y. Carroll, Jr.
Name:	William Y. Carroll, Jr.
Title:	President and Chief Executive Officer

[Signature Page to Purchase Agreement]